  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 25, 1997
                            REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             FUISZ TECHNOLOGIES LTD.
             (Exact name of registrant as specified in its charter)

         DELAWARE                             52-1579474
 (State of Incorporation)         (I.R.S. Employer Identification No.)

                               14555 AVION PARKWAY
                               CHANTILLY, VA 22021
                                 (703) 803-3260
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ----------------------
                             MR. PATRICK D. SCRIVENS
                             CHIEF FINANCIAL OFFICER
                             FUISZ TECHNOLOGIES LTD.
                               14555 AVION PARKWAY
                                CHANTILLY, VA 22021
                                 (703) 803-3260
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   COPIES TO:

                               JOHN F. OLSON, ESQ.
                           Gibson, Dunn & Crutcher LLP
                          1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 955-8500

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

           If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering.[ ]

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                                           Proposed Maximum     Proposed Maximum       Amount of
                 Title of Each Class of                Amount to be       Offering Price Per       Aggregate         Registration
              Securities to be Registered               Registered             Security          Offering Price         Fee(1)
---------------------------------------------------------------------------------------------------------------------------------
7% Convertible Subordinated Debentures due 2004         $75,000,000              100%             $75,000,000         $22,727.27
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                      (2)                   --                   --                 --
=================================================================================================================================

(1) Calculated pursuant to Rule 457(i) under the Securities Act of 1933, as amended.

(2) Such indeterminate number of shares of Common Stock as may be issuable upon conversion of the Convertible Subordinated Debentures registered hereunder, including such shares as may be issuable pursuant to antidilution adjustments. Pursuant to Rule 457(i), no registration fee is required for these shares.

           THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS                                                 SUBJECT TO COMPLETION
                                                               November 25, 1997

                             FUISZ TECHNOLOGIES LTD.

                                   $75,000,000

                 7% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2004

                                       AND

                             SHARES OF COMMON STOCK

                        ISSUABLE UPON CONVERSION THEREOF

                                 ---------------

           This Prospectus relates to the resale from time to time by the holders (the "Selling Securityholders") of up to $75,000,000 aggregate principal amount of 7% Convertible Subordinated Debentures due 2004 (the "Debentures") of Fuisz Technologies Ltd., a Delaware corporation ("Fuisz" or the "Company"), and the resale of shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company issuable upon the conversion thereof (the "Conversion Shares").

           The Debentures are convertible into shares of Common Stock of the Company at any time before maturity, unless previously redeemed, at a conversion price of $13.25 per share (equivalent to a conversion rate of 75.47 shares per $1,000 principal amount of Debentures), subject to adjustment in certain events. Interest on the Debentures is payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 1998.

           The Debentures do not provide for a sinking fund. The Debentures are not redeemable by the Company prior to October 19, 2000. Thereafter, the Debentures are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued interest. Upon a Repurchase Event (as defined herein), each holder of Debentures shall have the right, at the holder's option, to require the Company to repurchase such holder's Debentures at a purchase price equal to 100% of the principal amount thereof, plus accrued interest. See "Description of the Debentures - Certain Rights to Require Repurchase of Debentures." The Debentures are unsecured obligations of the Company, are subordinate to all present and future Senior Indebtedness (as defined herein) of the Company and are effectively subordinated to all indebtedness and liabilities of subsidiaries of the Company. See "Description of the Debentures-Subordination."

           The Debentures were originally issued by the Company in a private placement on October 22, 1997 to Smith Barney Inc., Credit Suisse First Boston Corporation and Lehman Brothers Inc. (the "Initial Purchasers") and were sold by the Initial Purchasers in transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in the United States to persons reasonably believed to be "qualified institutional buyers" as defined in Rule 144A under the Securities Act, and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act.

           The Selling Securityholders may offer Debentures or Conversion Shares from time to time to purchasers directly or through underwriters, dealers or agents. Such Debentures or Conversion Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Each Selling Securityholder will be responsible for payment of any and all commissions to brokers, which will be negotiated on an individual basis.

           The Debentures have been designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. The Common Stock is listed on The Nasdaq Stock Market's National Market ("Nasdaq") under the trading symbol "FUSE." On November 24, 1997, the last reported sale price of the Common Stock as reported on Nasdaq was $9.00 per share. The Conversion Shares have been approved for quotation on Nasdaq. For a description of certain federal income tax consequences to the holders of the Debentures, see "Certain Federal Income Tax Consequences."

           The Company will not receive any of the proceeds from the sale of any Debentures or Conversion Shares by the Selling Securityholders. Expenses of preparing and filing the registration statement to which this Prospectus relates and all post-effective amendments will be borne by the Company. See "Plan of Distribution" for a description of the indemnification arrangements between the Company and the Selling Securityholders.

                               ---------------

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT
   SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES AND THE
                         COMMON STOCK OFFERED HEREBY.

                               ---------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                               ---------------

             The date of this Prospectus is November 25, 1997

                              AVAILABLE INFORMATION

           The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made by the Company through the SEC's Electronic Data Gathering, Analysis and Retrieval System are publicly available through the SEC's web site (http://www.sec.gov). Copies of other materials concerning the Company can be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

           This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the SEC under the Securities Act with respect to the securities offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus omits certain information contained in the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

           The following documents have been filed by the Company with the SEC pursuant to the Exchange Act and are hereby incorporated by reference:

           1. Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-27082);

           2. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 (File No. 0-27082);

           3. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 (File No. 0-27082);

           4. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997 (File No. 0-27082);

           5. The description of the Company's Common Stock in the Registration Statement on Form 8-A, filed with the SEC on October 24, 1995 (File No. 0-27082) and any amendments or reports filed for the purpose of updating such description.

           6. Current Report on Form 8-K, filed with the SEC on October 29, 1997 (File No. 0-27082).

           7. Current Report on Form 8-K, filed with the SEC on October 29, 1997 (File No. 0-27082).

           8. Current Report on Form 8-K, filed with the SEC on September 18, 1997 (File No. 0-27082).

           9. Current Report on Form 8-K, filed with the SEC on September 16, 1997, as amended on October 3, 1997 (File No. 0-27082).

           10. Current Report on Form 8-K, filed with the SEC on August 8, 1997 (File No. 0-27082).

           11. Current Report on Form 8-K, filed with the SEC on June 5, 1997 (File No. 0-27082).

           12. Current Report on Form 8-K, filed with the SEC on April 25, 1997 (File No. 0-27082).

           All documents filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debentures and Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date any such document is filed.

           Any statements contained in a document incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (or in any other subsequently filed document which also is incorporated by reference in this Prospectus) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

           No person has been authorized in connection with the offering made hereby to give any information or make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell or solicitation of any offer to buy any of the securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

           The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Investor Relations, Fuisz Technologies Ltd., 14555 Avion Parkway, Chantilly, VA 22021. Telephone inquiries may be directed to Investor Relations at (703) 803-3260.

                               PROSPECTUS SUMMARY

           The following information is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and in the documents incorporated by reference herein. Except as otherwise indicated, all references to the "Company" refer to Fuisz Technologies Ltd. and its wholly owned subsidiaries, unless the context otherwise requires. Statements in this Prospectus under the caption "Business -- Strategy" and statements included or incorporated by reference in this Prospectus regarding product development, business strategy and expectations, are forward-looking statements that involve risks and uncertainties. Certain factors that could cause the Company's actual results to differ materially from those anticipated in these forward-looking statements are set forth under "Risk Factors."

                                   THE COMPANY

           Fuisz Technologies Ltd. ("Fuisz" or the "Company") is engaged in the development, manufacture and commercialization of its proprietary technologies for a wide range of pharmaceutical, nutraceutical and food applications. The Company's primary focus is on the commercialization of products incorporating its CEFORM(TM) microsphere technology and its Shearform(TM) technology, including controlled release and rapid dissolve over-the-counter ("OTC") and prescription (or "ethical") pharmaceuticals.

           Since January 1996, the Company has taken a number of steps to promote the commercialization of its technologies in a range of pharmaceutical, nutraceutical and food applications. The Company has made significant advances in the development of its CEFORM microspheres and rapid dissolve tablet manufacturing capabilities. Independent studies commissioned by the Company indicate that the Company can engineer CEFORM microspheres with controlled release and taste-masked characteristics which not only match existing dissolution profiles of specified OTC and prescription drugs, but that also can be formulated to improve the absorption rate of currently marketed drugs. The Company is now able to manufacture its rapid dissolving Flash Dose(R) tablets on conventional tablet press machinery, resulting in a faster and more cost effective manufacturing process, greater tablet integrity and compatibility with conventional high speed packaging processes. In addition, the Company has acquired, and has entered into a definitive agreement and non-binding letters of intent to acquire, a number of domestic and international businesses with pharmaceutical product licenses and manufacturing, marketing and distribution capabilities.

           For pharmaceutical products, the Company has completed a current Good Manufacturing Practice ("cGMP") pilot-manufacturing facility at its Chantilly, Virginia headquarters to manufacture CEFORM microspheres and to process its microspheres into traditional or its proprietary rapid dissolve tablets and other dosage formats, and is constructing a facility to support commercial scale production of certain pharmaceutical products utilizing the Company's proprietary technologies. In addition, the Company intends to expand the manufacturing plant at its recently acquired Clonmel Healthcare Ltd. ("Clonmel") subsidiary in Ireland by constructing commercial scale facilities for use with the Company's proprietary technologies with a planned capacity of more than two billion dosage units annually. In the nutraceutical segment, the Company recently introduced and is now marketing its Soft Chew calcium supplements through Pangea, Ltd., a national network marketer of nutritional supplements and skin care products which the Company acquired in May 1997 ("Pangea"). In the food ingredient sector, the Company has entered into an exclusive manufacturing and selling agreement with ConAgra, Inc. ("ConAgra") for use of the Company's technology in the manufacture and sale of emulsifiers, salt replacing agents and other food ingredients in the North and South American markets.

           Utilizing its CEFORM microsphere technology, the Company can produce microspheres of pharmaceutical compounds with modified absorption properties, if required, which can be coated to create controlled release or taste-masked pharmaceutical products. These microspheres, which may be incorporated into rapid dissolving formats utilizing the Company's Shearform technology or into conventional oral drug delivery formats such as capsules, are uniform in size and shape and, the Company believes, have enhanced controlled release and taste-masking characteristics when compared to pharmaceuticals processed through other currently available techniques. The Company believes that its CEFORM microsphere technology is superior to competitors' microparticle technology because the CEFORM manufacturing process involves fewer steps, does not require the use of solvents, and results in microspheres that are stable enough to be processed with conventional tableting and packaging processes. In addition, the Company believes its CEFORM microsphere technology allows for higher drug loading and more uniform coating than competing technologies.

           Utilizing its Shearform technology, the Company has developed a variety of rapid dissolving formulations. These rapid dissolving formulations are compatible with the Company's CEFORM microsphere technology and include:




           - Flash Dose(R), a tablet which dissolves in the mouth in several seconds without water.

           - EZ Chew(R), a chewable tablet which dissolves in the mouth with a few chews.

           - Spoon Dose(TM), an innovative unit dose system that delivers a powder dosage which dissolves almost instantaneously in the mouth.

           The Company's Shearform technology also has been used to develop the Company's Soft Chew nutraceutical products, including mineral and vitamin supplements. In addition, the Company's Shearform technology has broad applications for food product ingredients.

           Since January 1996, the Company has announced a number of new development collaborations. The Company believes that its collaborative partners turn to the Company to improve their product performance or compliance in terms of (i) clinical effect (for example, faster absorption of an analgesic product resulting from the application of the Company's CEFORM technology), and/or (ii) consumer acceptance (for example, combining the Company's CEFORM microspheres in a Shearform matrix dosage to produce pleasant tasting, rapid dissolving Flash Dose tablets for pediatric, geriatric or other users who have difficulty in swallowing conventional dosage forms). For major OTC products, the Company generally seeks to partner with large pharmaceutical companies who have or wish to acquire a significant franchise in a particular market segment. For proprietary prescription products, the Company offers its technologies to patent holders for development of product extensions or enhanced drug delivery formulations. Under the Company's collaborative agreements, the Company generally retains CEFORM microsphere manufacturing rights and, where appropriate, also seeks to manufacture the Company's proprietary dosage formulations, such as Flash Dose tablets.

           The Company has commenced self-funded development projects in instances where it believes that a high market potential exists (such as where patent protection has ceased for an active ingredient or will cease within three to five years) with the objective of developing improved delivery or dosage characteristics, e.g., faster or improved absorption, controlled release and/or taste-masked products. Application of the Company's technology to drugs reaching the end of their patent protection may permit reformulations or product extensions of such drugs which may permit new patent protection of valuable drug compounds or otherwise maintain the use of the originating company's product. The Company intends to seek partnering agreements for commercialization of self-funded projects with major pharmaceutical companies. With respect to customer-funded and Company-funded development collaborations, the Company will seek to retain co-marketing rights in the pharmaceutical products for sale through its own distribution channels, principally those being acquired in major European markets.

           The Company's business strategy is to: (i) develop existing and new collaborative customer-funded arrangements; (ii) pursue Company-funded products for further collaboration; (iii) enhance the Company's manufacturing capability;
(iv) expand proprietary product sales through acquisitions of marketing and distribution channels in major international markets; (v) recruit and retain key personnel; and (vi) protect and advance the Company's proprietary technology.

                                 THE OFFERING


SECURITIES OFFERED .................      $75,000,000 principal amount of 7%
                                          Convertible Subordinated Debentures
                                          due 2004 (the "Debentures") and
                                          shares of Common Stock issuable
                                          upon conversion thereof (the
                                          "Conversion Shares").

PAYMENT OF INTEREST ................      April 15 and October 15, commencing
                                          April 15, 1998.


CONVERSION ........................       Convertible into Common Stock of the
                                          Company at the option of the holder at
                                          any time at or before maturity, unless
                                          previously redeemed, at $13.25 per
                                          share, subject to adjustment upon the
                                          occurrence of certain events.

SUBORDINATION .....................       Subordinated to all present and future
                                          Senior Indebtedness (as defined) of
                                          the Company and effectively
                                          subordinated to all indebtedness and
                                          other liabilities of the Company and
                                          its subsidiaries. At September 30,
                                          1997, the aggregate amount of Senior
                                          Indebtedness outstanding and the
                                          aggregate amount of indebtedness and
                                          other liabilities of the Company and
                                          its subsidiaries was approximately
                                          $26.5 million.  The Indenture contains
                                          no limitation on the incurrence of
                                          indebtedness (including Senior
                                          Indebtedness) or other liabilities
                                          by the Company and its subsidiaries.

REDEMPTION ........................       The Debentures are redeemable in whole
                                          or in part, at the option of the
                                          Company, at the redemption prices set
                                          forth herein, together with accrued
                                          interest, except that no redemption
                                          may be made prior to October 19, 2000.

REDEMPTION AT HOLDER'S
OPTION ............................       In the event that there shall occur a
                                          Repurchase Event (as defined), each
                                          holder of Debentures shall have the
                                          right, at the holder's option, to
                                          require the Company to repurchase such
                                          holder's Debentures at 100% of their
                                          principal amount, plus accrued
                                          interest.  The term "Repurchase Event"
                                          is limited to transactions involving
                                          a Change in Control or a Termination
                                          of Trading (each as defined), and does
                                          not include other events that might
                                          adversely affect the financial
                                          condition of the Company or result in
                                          a downgrade in the credit rating (if
                                          any) of the Debentures.  The Company's
                                          ability to repurchase the Debentures
                                          following a Repurchase Event is
                                          dependent upon the Company's having
                                          sufficient funds and may be limited
                                          by the terms of the Company's Senior
                                          Indebtedness or the subordination
                                          provisions of the Indenture. There can
                                          be no assurance that the Company will
                                          be able to repurchase the Debentures
                                          upon the occurrence of a Repurchase
                                          Event.

USE OF PROCEEDS ...................       The Company will not receive any
                                          proceeds from the sale of the
                                          Debentures and the Conversion Shares.

TRADING ...........................       The Debentures have been designated
                                          for trading on the PORTAL market. The
                                          Common Stock is traded on Nasdaq under
                                          the symbol "FUSE."

                                  RISK FACTORS

           Prospective purchasers of the Debentures should consider carefully the following risk factors, as well as the other information set forth elsewhere in this Prospectus and incorporated by reference herein. This Prospectus contains, in addition to historical information, forward-looking statements that include risks and other uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements. Factors that might cause such a difference include those discussed in the following risk factors and in the documents incorporated by reference herein. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth below.

LEVERAGE

           On a pro forma as adjusted basis giving effect to the Company's recent acquisitions of Clonmel, Pangea and Murat and the offering and sale of the Debentures to the Initial Purchasers, the Company's indebtedness is significant in relation to its stockholders' equity. On a pro forma as adjusted basis, such debt accounted for approximately 56% of the Company's total capitalization as of June 30, 1997. Prior to its recent acquisitions, the Company's revenues have been generally limited to non-recurring research and development fees and license fees pursuant to the Company's collaborative agreements and not from product sales. The annual interest expense to the Company relating to the Debentures will be $5,250,000 (assuming none of the Debentures have been converted). There can be no assurance that the Company's revenue stream and earnings will be sufficient to enable the Company to cover its interest obligations on the Debentures or to enable it to repay principal upon maturity of the Debentures.

HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT

           The Company has incurred net losses in each year since its inception, including net losses of approximately $6.8 million during the year ended December 31, 1996 and a net loss of approximately $14.1 million during the nine months ended September 30, 1997. These losses have resulted in an accumulated deficit of $29.4 million at December 31, 1996 and $43.5 million at September
30, 1997. The Company expects to incur additional losses in the near term.

           The Company's ability to generate significant revenue and become profitable will be dependent in large part on the ability of the Company to enter into additional collaborative agreements and on the ability of the Company and its collaborators to successfully manufacture and commercialize products incorporating the Company's technologies. To date, the Company has not received any significant revenue from sales of, or royalties from, products incorporating its proprietary technologies. No assurance can be given that the Company will ever generate significant revenue or become profitable or that it will generate sufficient revenue or earnings to enable it to satisfy its obligations with respect to the Debentures.

PRODUCTS IN DEVELOPMENT STAGE

           Currently, the Company's Soft Chew calcium supplements are the only commercially available products utilizing the Company's proprietary technology, and the Company has not realized significant revenues from sales or royalties of products incorporating its proprietary technologies. Most of the Company's potential product applications are in the research or development stage. The Company's operating revenue from inception through September 30, 1997 of approximately $28.6 million has consisted principally of research and development fees and license fees. To achieve profitable operations, the Company, alone or with others, must successfully complete development of its products, obtain any necessary regulatory approvals, complete manufacturing scale-up and introduce and market its products. No assurance can be given that the Company's product development efforts will be successfully completed, that required regulatory approvals will be obtained or that future products, if introduced, will be successfully manufactured or marketed or achieve consumer acceptance. See "Business."

PRODUCT COMMERCIALIZATION

           A component of the Company's strategy is to leverage its proprietary technology to develop, manufacture and commercialize its own products. Such products include those that are subject to existing development and license agreements where the Company has retained co-exclusive manufacturing and marketing rights to the end-user products and others that are the subject of self-funded development programs of the Company. The development of commercial scale manufacturing facilities and marketing efforts by the Company will require significant commitments of capital by the Company. Although several of the businesses recently acquired by the Company have manufacturing and marketing experience, prior to such acquisitions, the Company has had limited manufacturing experience and no marketing experience. There can be no assurance that the Company can successfully develop or capitalize on such experience, or that the Company's products will be accepted in the marketplace. Commercialization efforts by the Company may compete with activities of the Company's collaborative partners, most of which have greater financial resources than the Company. Moreover, there can be no assurance that the Company's active pursuit of its own efforts to develop and commercialize products using the Company's proprietary technology will not otherwise adversely affect the Company's relations with its existing and potential collaborative partners. See "Business."

ACQUISITION RISKS

           One element of the Company's strategy is to capitalize on retained co-marketing rights by acquiring marketing and distribution organizations with existing product sales that the Company believes have been or in the near term will be financially self-sufficient and which it believes will serve as a platform to sell products incorporating the Company's proprietary technologies. The Company has consummated four acquisitions in 1997, has entered into two non-binding letters of intent and is exploring additional transactions. There can be no assurance that the proposed transactions will be completed, that completed acquisitions will be successfully integrated or that, once integrated, such acquisitions will achieve levels of revenue, profitability or productivity comparable to those historically achieved by such acquired businesses or products or otherwise perform as expected. Acquisitions involve special risks, including risks associated with unanticipated liabilities and contingencies, diversion of management attention and possible adverse effects on earnings resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired business or products. There can be no assurance that acquired entities will generate positive cash flows and/or profits. Two of the businesses acquired by the Company are located in Europe and the Company plans to acquire additional businesses outside the United States. Foreign acquisitions may subject the Company to the further risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel, overcoming language barriers, limiting asset transfers, changes in foreign regulations and political turmoil. There can be no assurance that the Company will be able successfully to identify additional suitable acquisition candidates, complete additional acquisitions or successfully integrate acquired businesses into its operations. The failure to integrate acquired businesses into its operations could have a material adverse effect on the Company's business, financial condition and results of operations, including cash flow. See "Recent Developments," "Business -- Acquisitions" and "Business -- Strategy."

LIMITED MANUFACTURING EXPERIENCE; RISK OF MANUFACTURING SCALE-UP

           Products incorporating the Company's CEFORM or Shearform technology have not been manufactured by the Company or by its collaborative partners on a commercial scale and, to date, the Company has had limited commercial experience with its nutraceutical products, which have been manufactured by third parties in limited quantities. The Company currently plans to retain rights to manufacture commercial quantities of pharmaceutical compounds processed using the Company's CEFORM microsphere technology and to conduct other manufacturing operations. Prior to the Company's recent acquisition of Clonmel, the Company had limited experience manufacturing products for commercial purposes. The Company intends to use Clonmel's facilities in Ireland for manufacturing activities and is currently taking steps to expand this facility so that it may be used to manufacture products employing the Company's proprietary technology. In addition, a full-scale cGMP manufacturing facility is under construction in Chantilly, Virginia. There can be no assurance that manufacturing and control problems will not arise as the Company begins to scale up manufacturing facilities or that manufacturing can be scaled up in a timely manner or at a commercially reasonable cost to enable production in sufficient quantities. Failure by the Company to successfully develop commercial-scale manufacturing facilities and develop in a timely manner or at a commercially reasonable cost the facilities necessary to manufacture products utilizing the Company's technology will have a material adverse effect on the Company. If such manufacturing or control problems arise or if the Company is not able to successfully scale-up manufacturing in a timely or cost effective manner for any reason, the Company's business could be materially adversely affected. See "Business -- Manufacturing."

           As part of the Company's strategy, the Company seeks to manufacture products incorporating the Company's technologies and pursuant to this strategy has been expanding its manufacturing capabilities. Certain of the Company's existing license agreements grant the Company's collaborative partners the exclusive right to utilize the Company's technology to manufacture, or to sublicense the right to manufacture, the pharmaceutical products covered by such license agreements, other than the right to manufacture CEFORM microspheres (which right generally is retained by the Company on an exclusive basis). There can be no assurance that the Company's collaborative partners will contract with the Company to manufacture licensed products using the Company's technology. Failure of the Company's collaborative partners to contract with the Company for the manufacture of products could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Collaborative Agreements."

           In connection with the manufacture of pharmaceuticals and food ingredient products, the Company will be required to adhere to cGMP regulations enforced by the U.S. Food and Drug Administration ("FDA") through its facilities inspection program. The Company also will be required to comply with manufacturing standards prescribed by various federal, state and local regulatory agencies in the United States and other countries. See "Business -- Government Regulations."

DEPENDENCE UPON COLLABORATIVE PARTNERS; POTENTIAL CONFLICTS OF INTEREST

           Although the Company intends to develop and commercialize certain of its own products, the Company also has and anticipates that it will continue to enter into collaborative arrangements with other companies, which will market and manufacture products incorporating the Company's technologies. The Company's prospects are, therefore, in part dependent upon the Company's ability to attract and retain collaborative partners and to develop products and manufacturing processes that meet the requirements of such collaborative partners. There can be no assurance that the Company's existing or future collaborative arrangements will result in successful product commercialization. In addition, the Company is applying significant resources to Company-funded development of products for which it later intends to seek collaborative partners. There can be no assurance that the Company will be able to enter into collaborative agreements with respect to such Company-funded projects.

           The amount and timing of resources which the parties to collaborative arrangements with the Company devote to these activities is not within the control of the Company. If any of the Company's collaborators breaches or terminates its agreement with the Company or otherwise fails to conduct its collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative agreement may be delayed, and the Company may be required to devote unforeseen additional resources to such development or commercialization, or terminate such programs. The termination of collaborative arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that disputes will not arise in the future with respect to the ownership or rights to any technology developed with third parties. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates, or could require or result in litigation or arbitration, which would be time consuming and expensive and would have a material adverse effect on the Company's business, financial condition and results of operations. The Company will also be dependent upon the testing, regulatory approval and marketing efforts and, in certain cases, the manufacturing capabilities of its collaborative partners. The Company anticipates that most licensees will be given the exclusive or co-exclusive right to market products incorporating the Company's technologies for a particular class of products for a particular territory. The amount and timing of resources to be devoted by the Company's collaborators to marketing are not within the control of the Company and there can be no assurance that the Company's existing collaborative efforts will result in the commercialization of products. See "Business -- Collaborative Agreements."

           In addition, the Company's collaborators may develop, either alone or with others, products that compete with the development and marketing of the Company's product candidates. Competing products, either developed by the Company's collaborators or to which the collaborators have rights, may result in the Company's collaborators withdrawing research, development or marketing support with respect to all or a portion of the Company's technology, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

NO ASSURANCE OF PRODUCT LICENSES; OTHER RISKS ASSOCIATED WITH COLLABORATIVE AGREEMENTS

           The Company has entered into development agreements with collaborative partners for products using the Company's technologies. Pursuant to these agreements, the Company typically has agreed to develop product prototypes for the collaborative partner's evaluation. A definitive license agreement for the manufacture and marketing of a product or products may be entered into at the same time as the development agreement relating to such product, or at a later date. In any event, under the Company's existing collaborative agreements, collaborative partners generally have the right to abandon a product, and consequently to terminate funding, at any time and for any reason without penalty. Collaborative partners are also generally free to market products using drug delivery or other technologies that are competitive with those of the Company. A decision by a collaborative partner to delay introduction or abandon one or more of its products incorporating the Company's technology or to adopt a competing technology could adversely affect the Company's business, financial condition and results of operations.

           The Company's license agreements currently in effect generally provide, and it is expected that future license agreements will provide, for the Company to receive a payment at the time of execution of the agreement, additional scheduled payments or payments based on the attainment of certain milestones and royalty payments based on net sales of products by the licensee. The timing and amount of such payments will fluctuate, and such fluctuations could have a material adverse effect on the Company's cash position and results of operations. See "Business -- Collaborative Agreements."

           In addition, royalty rates for licenses of the Company's technologies for OTC products are expected, consistent with industry practices, to be lower than royalty rates for licenses relating to prescription products.

LIMITED MARKETING AND SALES EXPERIENCE

           Prior to the Company's recent acquisitions of Clonmel, Pangea and Murat, the Company had no marketing and sales experience. To date, the only commercially available product incorporating the Company's proprietary technology is a Soft Chew calcium supplement which is currently being distributed by Pangea. There can be no assurance that the Company will be able to successfully integrate the sales and marketing resources of its subsidiaries into its current operations. Pangea's sales and marketing system involves independent sales representatives who purchase products from the Company. The Company, therefore, has limited control over actual sales activities. There can be no assurance that Pangea or the Company's other recently acquired subsidiaries will provide adequate sales and distribution networks for the Company's products. The Company may require additional capital and/or third party commitments to effectively sell and market the Company's products. See "Recent Developments" and "Business."

RISKS INHERENT IN INTERNATIONAL OPERATIONS

           On a pro forma basis, giving effect to the Company's recent acquisitions of Clonmel, Pangea and Murat, the Company's international operations accounted for 67% of consolidated net revenues for the nine months ending September 30, 1997 and 73% for the year ended 1996. The Company has made significant investments in its European subsidiaries and intends to make additional acquisitions outside the United States. As such, the Company's financial results could be adversely affected by fluctuations in foreign exchange rates. Fluctuations in the value of foreign currencies affect the dollar value of the Company's net investment in foreign subsidiaries, with this fluctuation being included in a separate component of stockholders' equity. Operating results of foreign subsidiaries are translated into U.S. dollars at average monthly exchange rates. In addition, the U.S. dollar value of transactions based in foreign currency (collection on foreign sales or payments for foreign purchases) also fluctuates with exchange rates. At present, the Company's largest foreign currency exposure results from activity in Irish pounds and French francs.

           Foreign operations may subject the Company to the further risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel, overcoming language barriers, limiting asset transfers, changes in foreign regulations and political turmoil. See "Recent Developments" and "Business -- Acquisitions."

CONSUMER ACCEPTANCE OF NEW TABLET FORM

           Rapid dissolving tablets, a significant product application for the Company's technology, represent a relatively new drug delivery format that has had limited commercial exposure. As a consequence, the Company's revenues will be dependent upon ultimate consumer acceptance of the Company's rapid dissolving tablets as an alternative to conventional oral dosage forms. In particular, the commercial success of the Company's rapid dissolving tablet form will depend on whether consumers will pay more for, or buy more of, a pharmaceutical product marketed in this format and whether this consumer appeal will make it economical for the Company's collaborative partners to license the Company's technology or to pursue commercialization of products utilizing this drug delivery format. There can be no assurance that sufficient market interest for products which incorporate the Company's technology will ever develop or, if developed, be sustained. See "Business."

COMPETITION AND TECHNOLOGICAL CHANGE

           The Company operates in a highly competitive and rapidly evolving field, and new developments are expected to continue at a rapid pace, especially in the drug delivery market. Competition from large pharmaceutical, nutraceutical, food, consumer product and industrial companies including its collaborators, joint ventures, academic institutions and other public and private research organizations is expected to be intense. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company and many have substantially greater experience in conducting clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical, nutraceutical, food and other commercial products. There can be no assurance that these competitors will not succeed in developing technologies and products that are more effective, easier to use or less expensive than those which have been or are being developed by the Company or that such technologies and products would not render the Company's technology and products obsolete and non-competitive. There can also be no assurance that the Company's collaborators will not choose to use competing drug delivery methods.

           The Company's rapid dissolving tablet technology competes directly with rapid dissolving and effervescent tablet technologies developed by R.P. Scherer & Company ("Scherer") and CIMA Labs Inc. ("CIMA"), among others. The Company believes that certain pharmaceutical companies may be developing other rapid dissolving tablet technologies that might be competitive with the Company's technology. Scherer and CIMA have been successful in licensing their technologies to a number of pharmaceutical companies. In addition, those companies may be less dependent than the Company upon collaborative partners for manufacturing and marketing products which incorporate their technologies. CIMA has a license from Beecham Group plc, an affiliate of SmithKline Beecham Corporation ("SmithKline"), one of the Company's collaborative partners, pursuant to which CIMA licenses certain of its technology and pays a royalty based on sales of its rapid dissolving tablets. The Company understands that the technology upon which the Scherer tablets are based is owned by a subsidiary of American Home Products, the parent of Whitehall Robins Healthcare ("Whitehall"), one of the Company's collaborative partners. As a result, both Whitehall and SmithKline may have an incentive to utilize technology developed by the Company's competitors, although, to date, the Company does not believe these relationships have had a material adverse effect on the Company. Other collaborative partners of the Company may be involved in developing technologies that compete with those of the Company. The Company's microsphere products will compete with commercially available products produced by Eurand America (a division of American Home Products), as well as taste-masked pharmaceutical products manufactured internally by pharmaceutical companies. See "Business -- Competition."

PATENTS AND PROPRIETARY RIGHTS

           The Company's success depends in large part on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. As of August 31, 1997, the Company has been granted 60 U.S. patents and has filed a substantial number of applications for additional U.S. patents, as well as corresponding patent applications outside the United States, relating to the Company's technologies. There can be no assurance that any of the pending patent applications will be approved, that the Company will develop additional proprietary products that are patentable, that any patents issued to the Company will provide the Company with competitive advantages or will not be challenged by any third parties or that the patents of others will not prevent the commercialization of products incorporating the Company's technologies. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or, if patents are issued to the Company, design around the Company's patents. Any of the foregoing actions or results could have a material adverse effect on the Company.

           Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome of any such litigation or interference proceeding could subject the Company to significant liabilities to third parties, require disputed rights to be licensed to third parties or require the Company to cease using such technology.

           In addition to patent protection, the Company also relies on unpatented trade secrets, proprietary know-how and technological advances which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others. See "Business -- Patents and Proprietary Rights."

GOVERNMENT REGULATION AND PRODUCT APPROVAL

           Manufacturing and sales of products and potential products by the Company and its collaborative partners may be subject to extensive regulation by the FDA and by comparable agencies in foreign countries. Although the nature and extent of regulation varies by type of product, in general, products must meet standards regarding safety and efficacy, manufacturing practices, labeling and purity. In addition, certain products must receive FDA approval prior to marketing. The FDA has extensive enforcement powers, including the power to withhold approvals of new products, to initiate product recalls, to seize products, to delay or prevent product sales and to halt operations.

           Pharmaceutical Products. While some OTC drugs may be marketed after incorporation of the Company's technology without specific FDA approval, other products, including both prescription drugs and some OTC drugs, will require specific FDA approval. Approval by the FDA for pharmaceutical products, if required, may involve lengthy, detailed and costly laboratory and clinical testing procedures. There can be no assurance that any products incorporating the Company's technology will be determined to be safe and efficacious in clinical trials or meet other applicable regulatory standards to receive the necessary approvals for manufacture and marketing. Even if such approvals are obtained, post-market evaluation of the products, if required, could result in withdrawal or limitation of approvals. Delays in obtaining U.S. or foreign approvals could adversely affect the marketing of the Company's products and could adversely affect the Company's ability to receive royalties or other payments.

           Food Ingredient Products. The FDA also regulates food products and the ingredients used to produce them. These materials, both the finished product and the ingredients, must meet certain manufacturing, purity and labeling requirements or be subject to FDA regulatory action. Food products sold by the Company will be marketed on the basis that they are Generally Recognized as Safe ("GRAS"), but the Company does not intend to seek specific FDA approval for this determination. If the FDA were to require the Company to demonstrate GRAS status, or were to find that the Company's products were not GRAS, the Company would be required to go through a lengthy and expensive regulatory review process by the FDA, with no guarantee of ever obtaining approval. Such a process, and the delays involved, could have a material adverse impact on the Company.

           Dietary Supplement Products. Potential products incorporating the Company's technologies marketed as dietary supplements, such as vitamin and mineral supplements, are presently regulated by the FDA and must meet certain manufacturing, purity and labeling requirements. Recent legislation significantly alters the way that dietary supplements are regulated, particularly in the labeling and advertising of health claims. The new regulatory requirements may affect marketing of dietary supplements produced using the Company's technologies in ways that are currently difficult to predict. These changes in the regulatory environment may have an adverse impact on the Company.

           Good Manufacturing Practices. The manufacture of pharmaceutical products, food products and food ingredients, whether by the Company or by its licensees, must be conducted in accordance with the cGMP regulations of the FDA. Any failure on the part of the Company or its licensees to adhere to cGMPs could result in regulatory action that could have a material adverse effect on the Company's business, results of operations and financial condition.

           Other. Governments outside the United States will each have their own set of regulatory standards, and possibly regulatory approvals, with which the Company or its collaborators must comply to market products incorporating the Company's technologies. Any failure to comply with such standards, or to obtain such approvals, would adversely affect the Company.

           The Company is also subject to numerous environmental and safety laws and regulations. Any violation of, and the cost of compliance with, these regulations could adversely impact the Company's operations. See "Business -- Government Regulations."

FINANCING REQUIREMENTS AND ACCESS TO CAPITAL

           Implementation of the Company's business strategy will require significant expenditures of capital. The Company believes that the net proceeds of its sale of the Debentures to the Initial Purchasers, together with the proceeds of the its initial public offering (the "IPO") and secondary offering in April 1996 (the "Secondary Offering"), currently available funds and internally generated cash flow will be sufficient to meet its operating needs through the end of 1998. The Company's ability to meet its future capital requirements, however, will depend on many factors, including the ability of the Company to establish and maintain existing collaborative arrangements and establish and maintain new collaborative arrangements with others; the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims; complying with regulatory requirements; competing technological and market developments; changes in the Company's existing research relationships; and the effectiveness of product commercialization activities and arrangements. In addition, if the Company elects, or is required by its collaborative partners, to engage in significant commercial-scale manufacturing beyond its current plans, to conduct significant marketing activities, or to seek, independent of its collaborative partners, regulatory approvals for its products, the Company will require substantial funds for these purposes. If the proceeds of the Company's sale of the Debentures to the Initial Purchasers, together with the Company's currently available funds and internally generated cash flow, are not sufficient to satisfy its financing needs, the Company would be required to seek additional funding through other arrangements with corporate collaborators, through bank borrowings or through public or private sales of its securities, including equity securities. Any such collaboration could result in limitations on the Company's ability to control the research, development and commercialization of resulting products, if any, as well as its profits therefrom. In addition, the terms of any future bank borrowings could place restrictions on the Company's ability to take certain actions, and any equity financing could result in dilution to the Company's stockholders. The Company does not currently have any committed sources of additional capital. There can be no assurance that additional funds will be available on a timely basis, on favorable terms or at all, or that such funds, if raised, would be sufficient to permit the Company to continue to conduct its operations. If adequate funds are not available, the Company may be required to curtail significantly, or discontinue, one or more of its research and development programs. See "Business -- Collaborative Agreements."

PRODUCT LIABILITY AND INSURANCE

           The development and sale of products in the pharmaceutical, nutraceutical and food areas involve an inherent risk of product liability claims. There can be no assurance that product liability claims will not be filed against the Company for products sold by others that incorporate the Company's technologies or that such companies would not seek indemnification or other relief from the Company for any such claims brought against them. In addition, there can be no assurance that product liability claims will not be filed directly against the Company with respect to products manufactured by it. A product liability claim could have a material adverse effect on the business or financial condition of the Company. The Company currently maintains product liability insurance in amounts which it believes are appropriate. There can be no assurance, however, that product liability insurance will continue to be available to the Company in the future on acceptable terms, if at all, or that, if available, the coverages will be adequate to protect the Company against future product liability claims.

HAZARDOUS MATERIALS

           The Company's activities involve the controlled use of various chemicals. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

DEPENDENCE UPON KEY PERSONNEL

           The Company's ability to successfully develop marketable products and to maintain a competitive position will depend in large part upon its ability to attract and retain highly skilled scientific, managerial and business development personnel. The Company is highly dependent on the principal members of its management and scientific staff and the loss of services of any of these key employees could have a material adverse effect on the Company. In addition, the Company's current plans call for a rapid increase in general staffing levels, including increases in highly skilled scientific personnel. Competition for qualified personnel is intense, and there can be no assurance that the Company will be successful in hiring or retaining the personnel it requires for operating its business.

CONTROL BY EXISTING OFFICERS AND DIRECTORS

           The Company's executive officers and directors, and their affiliates, beneficially own approximately 33.9% of the Company's outstanding Common Stock. As a result, these stockholders acting together are able to exert considerable influence over the election of the Company's directors and the outcome of most corporate actions requiring stockholder approval, such as certain amendments to the Company's Certificate of Incorporation or Bylaws.

VOLATILITY OF STOCK PRICE

           The market prices of securities of companies whose future operating results are significantly dependent upon specific developments are often highly volatile. Factors such as announcements of technological innovations, the attainment of (or failure to attain) milestones in the commercialization of the Company's technologies, new products, new patents or changes in existing, or the development of new, collaborative arrangements by the Company, its competitors or other third parties, as well as government regulations, investor perception of the Company, fluctuations in the Company's operating results and general market conditions in the industry may cause the market price of the Common Stock to fluctuate significantly. In addition, the stock market in general has recently experienced extreme price and volume fluctuations, which have particularly affected the market prices of technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Common Stock and the Debentures.

SUBORDINATION OF DEBENTURES

           The Debentures are subordinate in right of payment to all current and future Senior Indebtedness of the Company. Senior Indebtedness includes all indebtedness of the Company, whether existing on or created or incurred after the date of the issuance of the Debentures, that is not made subordinate to or pari passu with the Debentures by the instrument creating the indebtedness. At September 30, 1997, the aggregate amount of Senior Indebtedness outstanding and the aggregate amount of indebtedness and other liabilities of the Company and its subsidiaries to which the Debentures are effectively subordinated was approximately $26.5 million. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee. By reason of subordination of the Debentures, in the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company or upon default in payment with respect to any Senior Indebtedness of the Company or an event of default with respect to such indebtedness resulting in the acceleration thereof, the assets of the Company will be available to pay the amounts due on the Debentures only after all Senior Indebtedness of the Company has been paid in full. In addition, holders of the Debentures are effectively subordinated to the claims of creditors of the Company's subsidiaries to the extent of the assets of such subsidiaries. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of any subsidiary of the Company, creditors of such subsidiary generally will have the right to be paid in full before any distribution is made to the Company or the holders of the Debentures. See "Description of Debentures."

LIMITATIONS ON REPURCHASE UPON A REPURCHASE EVENT

           In the event of a Repurchase Event, which includes a Change in Control and a Termination of Trading (each as defined herein), each holder of the Debentures will have the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Debentures at a purchase price equal to 100% of the principal amount thereof plus accrued interest to the repurchase date. The Company's ability to repurchase the Debentures upon a Repurchase Event may be limited by the terms of the Company's Senior Indebtedness and the subordination provisions of the Indenture. Further, the ability of the Company to repurchase Debentures upon a Repurchase Event will be dependent on the availability of sufficient funds and compliance with applicable securities laws. Accordingly, there can be no assurance that the Company will be able to repurchase the Debentures upon a Repurchase Event. The term "Repurchase Event" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company or result in a downgrade of the credit rating (if any) of the Debentures nor would the requirement that the Company offer to repurchase the Debentures upon a Repurchase Event necessarily afford holders of the Debentures protection in the event of a highly leveraged reorganization, merger or similar transaction involving the Company. See "Description of the Debentures."

ABSENCE OF PUBLIC MARKET; TRANSFER RESTRICTIONS

           There is no existing market for the Debentures and there can be no assurance as to the liquidity of any markets that may develop for the Debentures, the ability of the holders to sell their Debentures or the price at which holders of the Debentures may be able to sell their Debentures. Future trading prices of the Debentures will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results, the price of the Common Stock and the market for similar securities. The Initial Purchasers' have informed the Company that the Initial Purchasers intend to make a market in the Debentures offered hereby; however, the Initial Purchasers are not obligated to do so, and any such market making activity may be terminated at any time without notice to the holders of the Debentures. The Debentures have been designated for trading in the PORTAL Market; however, the Company does not intend to apply for listing of the Debentures on any securities exchange.

                               RECENT DEVELOPMENTS

           In order to capitalize on the co-marketing rights that it has retained pursuant to its collaborative agreements, the Company has recently consummated acquisitions of two international subsidiaries and one domestic subsidiary which strengthen the Company's ability to market and distribute its own products. The Company's largest acquisition, Clonmel Healthcare Ltd. in Ireland, also provided the Company with an active GMP manufacturing facility that the Company intends to expand by constructing commercial scale facilities to manufacture products employing the Company's proprietary technology. In addition, the Company has entered into an agreement to acquire an Italian pharmaceutical marketer and has executed two non-binding letters of intent to acquire certain product licenses and distribution channels in continental Europe. The Company's strategy is to acquire marketing and distribution organizations with existing product sales that it believes have been or in the near term will be financially self-sufficient and which it believes will serve as a platform to sell products for which the Company has retained co-marketing rights. Where possible, the Company also seeks to retain such organizations' key employees.

CLONMEL ACQUISITION

           In September 1997, the Company acquired Clonmel, a leading private manufacturer of branded generic pharmaceutical products in the Republic of Ireland. Clonmel manufactures a range of prescription and over-the-counter products which are marketed by its own sales force in Ireland and by its distributors in Europe, Asia and the United States. For the twelve months ended December 31, 1996, Clonmel's revenues were $19.7 million (based on the weighted average exchange rate for the period) and net assets as of August 31, 1997 were $7.0 million. As of November 15, 1997, Clonmel had 181 employees, 134 of whom were involved in manufacturing and operations, 15 of whom were involved in research and development and 32 of whom were involved in marketing or administrative operations.

           The total consideration for the acquisition (including amounts payable under a consulting services agreement) consisted of (i) loan notes in the amount of IR(pound)3.8 million (approximately $5.7 million), due April 30, 1998, IR(pound)4.0 million (approximately $6.0 million), due January 1, 1999 and IR(pound)551,000 (approximately $830,000), due January 1, 2000 and (ii) one million shares of Common Stock of the Company. Pursuant to the acquisition agreement, the recipients of such shares have agreed that no such shares may be sold, transferred, encumbered or otherwise disposed of prior to September 1, 1998, and that no more than 500,000 of such shares may be sold, transferred, encumbered or otherwise disposed of prior to September 1, 1999. In addition, $500,000 of contingent consideration is payable to the seller if Clonmel executes certain contracts for the manufacture and supply of various pharmaceutical products.

PANGEA ACQUISITION

           In May 1997, the Company acquired Pangea, Ltd., a U.S. nationwide marketer of nutritional supplements and skincare products, for approximately $1.8 million in cash and assumed indebtedness. Pangea has a network of approximately 3,000 independent sales representatives. In September 1997, the Company's Soft Chew calcium nutritional supplement was introduced for marketing by Pangea's sales representatives, the first Company product to be marketed through Pangea. As of September 30, 1997, Pangea marketed 28 products through its independent sales network.

MURAT ACQUISITION

           In April 1997, the Company acquired Laboratoires Murat, a privately-owned pharmaceutical sales and distribution company based in Paris, France. Murat was purchased by the Company for approximately $5.0 million in cash. Laboratoires Murat holds licenses and manufacturing rights to certain products in France.

ISTORIA ACQUISITION

           In October 1997, the Company acquired Istoria Farmaceutici ("Istoria"), a marketer of pharmaceutical products based in Padova, Italy for approximately $6.4 million in cash and assumed indebtedness. Istoria employs 40 full- and part-time employees and sales people who market twelve products, including antihistamines, analgesics and antibiotics.

OTHER

           The Company also has entered into two non-binding letters of intent to make additional acquisitions for approximately $32 million in cash and Common Stock. Calendar year 1996 sales revenues of the existing products covered by the two letters of intent were approximately $17.0 million. In September 1997, the Company entered into a non-binding letter of intent to acquire all rights to a product in France and all license, patent and trademark rights to the product in various other countries. In August 1997, the Company signed a non-binding letter of intent to acquire certain product licenses of a drug marketing and manufacturing company in continental Europe. In connection with the acquisition, the Company also would seek to retain the sales distribution network with responsibility for the existing products. There can be no assurance that the transactions contemplated in the foregoing letters of intent will be consummated or, if consummated, that the final terms of the acquisitions will be consistent with those discussed above.

                       RATIO OF EARNINGS TO FIXED CHARGES

           The Company's ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                         NINE MONTHS ENDED
                                           SEPTEMBER 30,                                 YEAR ENDED DECEMBER 31,


                                       1997              1996            1996         1995         1994         1993         1992
                                       ----              ----            ----         ----         ----         ----         ----
Ratio of Earnings to
Fixed Charges . . . . . . . .          --                --              --           --           --           --           --


The ratio of earnings to fixed charges is computed by dividing fixed charges into income before income taxes plus fixed charges. Fixed charges include interest expense and that portion of net rental expense (one-third) deemed representative of the interest factor. The ratio of earnings to fixed charges is computed using pre-tax income. On this basis, earnings before fixed charges for the years ended December 31, 1992, 1993, 1994, 1995, and 1996 and for the nine months ended September 30, 1996 and 1997 were not adequate to cover fixed charges by $3,896, $6,593, $6,227, $2,864, $6,628, $777 and $13,793,
respectively

                                 USE OF PROCEEDS

           The Company will not receive any proceeds from the sales of the Debentures or the Conversion Shares by the Selling Securityholders.

                                    BUSINESS

GENERAL

           The Company is engaged in the development, manufacture and commercialization of its proprietary technologies for a wide range of pharmaceutical, nutraceutical and food applications. The Company's primary focus is on the commercialization of products incorporating its CEFORM microsphere technology and its Shearform technology, including controlled release and rapid dissolve OTC and ethical pharmaceuticals.

           Since January 1996, the Company has taken a number of steps to promote the commercialization of its technologies in a range of pharmaceutical, nutraceutical and food applications. The Company has made significant advances in the development of its CEFORM microspheres and rapid dissolve tablet manufacturing capabilities. Independent studies commissioned by the Company indicate that the Company can engineer CEFORM microspheres with controlled release and taste-masked characteristics which not only match existing dissolution profiles of specified OTC and prescription drugs, but that also improve the absorption rate of currently marketed drugs. The Company is now able to manufacture its rapid dissolving Flash Dose tablets on conventional tablet press machinery, resulting in a faster and more cost effective manufacturing process, greater tablet integrity and compatibility with conventional high speed packaging processes. In addition, the Company has acquired, and has entered into a definitive agreement and non-binding letters of intent to acquire, a number of domestic and international businesses with pharmaceutical product licenses and manufacturing, marketing and distribution capabilities.

           For pharmaceutical products, the Company has completed construction of a cGMP pilot-manufacturing facility at its Chantilly, Virginia headquarters to manufacture CEFORM microspheres and to process its microspheres into traditional or its proprietary rapid dissolving tablets and other dosage formats, and is constructing a facility to support commercial scale production of certain pharmaceutical products utilizing the Company's proprietary technologies. In addition, the Company intends to expand the manufacturing plant at its recently acquired Clonmel subsidiary in Ireland by constructing commercial scale facilities for use with the Company's proprietary technologies with a planned capacity of more than two billion dosage units annually. In the nutraceutical segment, the Company recently introduced and is now marketing its Soft Chew calcium supplements through Pangea. In the food ingredient sector, the Company has entered into an exclusive manufacturing and selling agreement with ConAgra for use of the Company's technology in the manufacture and sale of emulsifiers, salt replacing agents and other food ingredients in the North and South American markets.

           Utilizing its CEFORM microsphere technology, the Company can produce microspheres of pharmaceutical compounds with modified absorption properties, if required, which can be coated to create controlled release or taste-masked pharmaceutical products. These coated microspheres, which may be incorporated into rapid dissolving formats utilizing the Company's Shearform technology or into conventional oral drug delivery formats such as capsules, are uniform in size and shape and, the Company believes, have enhanced controlled release and taste-masking characteristics when compared to pharmaceuticals processed through other currently available techniques. The Company believes that its CEFORM microsphere technology is superior to competitors' microparticle technology because the CEFORM manufacturing process involves fewer steps, does not require the use of solvents, and results in microspheres that are stable enough to be processed with conventional tableting and packaging processes. In addition, the Company believes its CEFORM microsphere technology allows for higher drug loading and more uniform coating than competing technologies.

           Utilizing its Shearform technology, the Company has developed a variety of rapid dissolving formulations. These rapid dissolving formulations are compatible with the Company's CEFORM microsphere technology and include:

           - Flash Dose, a tablet which dissolves in the mouth in several seconds without water.

           - EZ Chew, a chewable tablet which dissolves in the mouth with a few chews.

           - Spoon Dose, an innovative unit dose system that delivers a powder dosage which dissolves almost instantaneously in the mouth.

           The Company's Shearform technology also has been used to develop the Company's Soft Chew nutraceutical products, including mineral and vitamin supplements. In addition, the Company's Shearform technology has broad applications for food product ingredients.

           Since January 1996, the Company has announced a number of new development collaborations. The Company believes that its collaborative partners turn to the Company to improve their product performance or compliance in terms of (i) clinical effect (for example, faster absorption of an analgesic product resulting from the application of the Company's CEFORM technology), and/or (ii) consumer acceptance (for example combining the Company's CEFORM microspheres in a Shearform matrix dosage to produce pleasant tasting, rapid dissolving Flash Dose tablets for pediatric, geriatric or other users who have difficulty in swallowing conventional dosage forms). For major OTC products, the Company generally seeks to partner with large pharmaceutical companies who have or wish to acquire a significant franchise in a particular market segment. For proprietary prescription products, the Company offers its technologies to patent holders for development of product extensions or enhanced drug delivery formulations. Under the Company's collaborative agreements, the Company generally retains CEFORM microsphere manufacturing rights and, where appropriate, also seeks to manufacture the Company's proprietary dosage formulations, such as Flash Dose tablets.

           The Company has commenced self-funded development projects in instances where it believes that a high market potential exists (such as where patent protection has ceased for an active ingredient or will cease within three to five years) with the objective of developing improved delivery or dosage characteristics, e.g., faster or improved absorption, controlled release and/or taste-masked products. Application of the Company's technology to drugs reaching the end of their patent protection may permit reformulations or product extensions of such drugs which may permit new patent protection of valuable drug compounds or otherwise maintain use of the originating company's product. The Company intends to seek partnering agreements for commercialization of self-funded projects with major pharmaceutical companies. With respect to customer-funded and Company-funded development collaborations, the Company will seek to retain co-marketing rights in the pharmaceutical products for sale through its own distribution channels, principally those being acquired in major European markets.

STRATEGY

           The Company's objective is to continue to develop and improve its proprietary technologies and to expand the applications of its technologies in the OTC and prescription pharmaceutical, nutraceutical and food markets. The Company is pursuing this objective with the following strategy:

           - Develop Existing and New Collaborative Customer-Funded Agreements. In order to increase market exposure of its products and to capitalize on its collaborative partners' market position and distribution capabilities, the Company intends to continue to develop its projects with its existing collaborative partners and to seek new collaborative partners who will fund further product development projects incorporating the Company's technology. The Company's existing collaborative arrangements typically provide for a customer-funded development project and contemplate a licensing arrangement (which may be entered into at the same time as the development project or at a later date) under which, if a project is commercialized by the collaborative partner, the Company would receive license fees and royalty payments from product sales. The Company believes that such arrangements may also serve to validate the Company's technologies in the pharmaceutical markets and thereby assist the Company in attracting additional licensing arrangements on favorable terms.

           - Pursue Company-Funded Products for Further Collaboration. In order to pursue enhanced royalty or marketing terms over those obtained under customary development and licensing agreements, the Company intends to develop drug formulations through Company-funded projects in market segments where the Company believes there is strong market potential and that its technology may provide a significant competitive advantage, such as markets for ethical drugs for which patents have or are about to expire. Application of the Company's technology to drugs reaching the end of their patent protection may permit reformulations or product extensions of such drugs which may permit new patent protection of valuable drug compounds or otherwise maintain use of the originating company's product. After carrying such projects to an appropriate development stage, the Company will offer companies that are seeking to maintain or expand their market share an opportunity to enter into marketing agreements covering the Company-funded products.

           - Enhance Manufacturing Capability. The Company seeks to retain manufacturing rights to its products to capture greater revenue and generate production economies that may not be available to pharmaceutical companies seeking to apply the Company's technologies to only one or a few products. In order to manufacture products using the Company's technologies, the Company has put in place a pilot scale cGMP manufacturing facility and is constructing a full-scale cGMP manufacturing facility at its Chantilly, Virginia headquarters. The Company also is planning to construct its primary commercial-scale manufacturing facility at its Clonmel facility. In addition to manufacturing products for its licensees, the Company's manufacturing facilities will be available for products that the Company wishes to sell through its own distribution networks.

           - Expand Proprietary Products Sales Through Acquired Marketing and Distribution Channels. The Company intends to capitalize on the co-marketing rights that it has retained (principally outside of North America) on products subject to certain of its collaborative development agreements. To implement this strategy, the Company has acquired and will pursue further acquisitions of marketing and distribution organizations with existing product sales that it believes have been or in the near term will be financially self-sufficient and which it believes will serve as a platform to sell products for which the Company has retained co-marketing rights.

           - Recruit and Retain Key Personnel. The Company has negotiated to retain certain key owners or employees of its recently acquired businesses and has sought to hire qualified scientists and key employees who have demonstrated their capabilities at other drug development companies. The Company expects to continue to recruit additional talent from the pharmaceutical industry to strengthen its operations, while seeking to retain senior executives as part of its acquisition strategy. Between January 1, 1996 and November 15, 1997, the Company has increased its pharmaceutical research and development staff by 82 employees, its food and nutraceutical research and development staff by four employees and its manufacturing and operations staff by 142 employees.

           - Protect Proprietary Technology. The Company has sought and intends to continue to pursue protection for its technology in the United States and key international markets. The Company has been granted 60 U.S. patents and has filed a substantial number of applications for additional U.S. patents, as well as corresponding patent applications outside the United States, relating to the Company's technology.

INDUSTRY OVERVIEW

           The global market for OTC and prescription drugs has become more competitive and experienced other significant changes in recent years in response to increased emphasis on containing healthcare costs. These changes in the healthcare industry have also had an impact on participants in the pharmaceutical industry. In particular, healthcare providers and payors have implemented a variety of strategies to reduce the cost of medical care, including the use of drugs having greater efficacy and/or higher patient compliance, the use of generic versions of prescription and OTC drugs and the use of OTC remedies when appropriate. Pharmaceutical companies have responded to these concerns by developing treatments with improved efficacy, reduced complications and side effects, easier dosing and lower costs. In addition, many pharmaceutical companies are extending their presence in a particular therapeutic area with the introduction of non-prescription, or OTC, versions of a prescription drug.

           As pharmaceutical companies adjust to the evolving healthcare industry, they must differentiate their products in an increasingly crowded therapeutic market. To do this effectively, they must develop products or product extensions that can successfully compete in the generic and OTC market for drugs, develop products or product extensions that enhance patient compliance and brand loyalty, and accomplish this within a highly regulated and cost-constrained environment.

           The Company believes that its proprietary technologies can improve product performance and consumer acceptance of prescription pharmaceutical products. In some circumstances, the Company's CEFORM technology may be applied to develop new drug delivery forms or to produce reformulations, such as reduced dosages for the pediatric market. Application of the Company's technology to drugs reaching the end of their patent protection may permit reformulations or product extensions of such drugs which may permit new patent protection of valuable drug compounds or otherwise maintain use of the originating company's product.

           In the OTC markets, competition typically is intense since most OTC drugs do not enjoy patent protection. For this reason, several pharmaceutical companies typically compete for sales of the same or equivalent OTC drugs. Product differentiation and brand name identity are critical to marketing success in this context, and pharmaceutical companies are continually seeking new methods of distinguishing their products from those of their competitors. In addition to the use of extensive advertising, packaging innovations and flavor differences, pharmaceutical companies attempt to differentiate their OTC products using improved drug dosage formats.

           The Company believes that incorporating its rapid dissolving technology into OTC products can provide a fundamental differentiating characteristic, and a sustainable marketing advantage, for pharmaceutical companies that offer their products in this format. The Company believes that many consumers of OTC drugs will prefer its rapid dissolving tablets and granules to more conventional oral drug delivery formats, such as traditional tablets, capsules, liquid gel capsules and syrups. In particular, rapid dissolving formulations may be especially attractive to consumers who experience difficulty in swallowing conventional tablets or capsules, such as pediatric or geriatric consumers.

TECHNOLOGY AND PRODUCT APPLICATIONS

           The Company's core proprietary technologies are its CEFORM microsphere and Shearform technologies. The Company's CEFORM microsphere technology allows pharmaceutical compounds to be formulated to provide for various delivery profiles such as rapid absorption, long-acting performance, taste isolation and targeted delivery. The Company's Shearform technology can be utilized to produce rapid dissolving, chewable tablet and powder dosing pharmaceutical formulations and certain nutraceutical formulations. In addition, the Company's Shearform technology has broad applications for food product ingredients.

CEFORM MICROSPHERE TECHNOLOGY

           The Company has focused extensive activity on developing and applying its CEFORM microsphere technology. This technology allows the Company to produce uniformly sized and shaped microspheres of pharmaceutical compounds which the Company believes demonstrate utilization and processing advantages over other drug processing and delivery technologies. The proprietary CEFORM manufacturing process produces microspheres which are almost perfectly spherical, have a diameter that is typically 150-180 microns (or approximately twice the diameter of human hair), and allow for high drug content.

           In utilization terms, independent studies have indicated that CEFORM microspheres can be formulated without loss of bioavailability for a variety of drug delivery criteria ranging from improved or faster absorption to long-acting controlled delivery products. Based on development work to date, the Company believes that a wide range of OTC and prescription drugs may be processed using its CEFORM microsphere technology and that CEFORM microspheres can be useful in taste isolation and taste masking. The flexibility of the CEFORM technology also enables CEFORM microspheres to be used in solid or liquid formulations at high dosage levels and to be incorporated into a wide range of dosage forms, including the Company's rapid dissolving formulations, such as the Flash Dose, EZ Chew and Spoon Dose formulations, as well as conventional tablets, capsules, suspensions, effervescent tablets and sachets.

           In processing terms, the Company's CEFORM microspheres can be produced using a continuous, single-step and solvent-free process which the Company believes to be available for a wide range of pharmaceutical applications and to involve a simpler manufacturing process than competing microparticle production techniques. Due to the very brief application of heat and the wide range of temperatures which can be used, even drugs which are thermally unstable may be formulated into microspheres without degradation. The Company also believes that all excipients used in the generation of CEFORM microspheres are standard GRAS materials. Currently, the Company can process CEFORM microspheres in batch sizes of at least 120 Kg under cGMP conditions. In its collaborative agreements, the Company typically has retained manufacturing rights to its CEFORM microspheres.

           The Company particularly believes that pharmaceutical compounds processed into CEFORM microspheres using its technology will, when used in conjunction with commercially available coating materials and equipment, have advantages for both controlled release and taste-masking applications. Controlled release and taste-masking techniques typically rely upon the formulation of pharmaceutical compounds into small particles which are then coated with a material designed to resist dissolving for some period of time. For taste- masking applications, the coating is designed to resist dissolution only long enough for coated particles to pass from the mouth into the stomach, where they can no longer be tasted. Controlled release systems typically utilize coating materials that resist dissolving for a longer period of time or are designed to dissolve at a specified rate over a controlled period of time. The uniformity of size and shape of CEFORM microspheres makes them well suited for coating in a standard fluidized bed apparatus. The highly spherical nature, narrow particle size distribution, and uniform surface morphology provides for consistent and reproducible coating and, therefore, increases the efficiency of the coating process. This external coating can be applied to achieve additional taste-masking of the drug, and controlled release. The Company believes the flexibility of this technology allows for microspheres of differing characteristics in a single dosage form.

SHEARFORM TECHNOLOGY

           The Company's Shearform technology is used to produce matrices of saccharides, polysaccharides or other carrier materials, which are then processed into amorphous fibers or flakes and recrystallized to a predetermined level. This process is used to produce the Company's Flash Dose and other rapid dissolving formulations, as well as its Soft Chew products. The Shearform technology can also be applied to food product ingredients to provide for enhanced flavoring and performance.

Pharmaceutical Applications

           To produce the Company's rapid dissolving formulations, a carrier material produced using the Shearform Matrix technology is processed together with a pharmaceutical compound, which may be in the form of CEFORM microspheres. The result is a microscopic crystalline floss that can be formed into a matrix in which the voids or cavities contain the active pharmaceutical compound. The floss provides adhesive properties for bonding with active pharmaceutical compounds. When placed on the tongue, the crystalline floss rapidly dissolves, leaving the active drug ingredient to be ingested or absorbed. The Company's experience indicates that the Shearform process does not change the physical or chemical characteristics of a pharmaceutical compound, and the Company expects that this would be true for most drugs.

           In addition to its application in rapid dissolving formulations, the Company believes its Shearform technology has several beneficial attributes, including (i) compatibility with pharmaceutical compounds (including CEFORM microspheres) that have been coated to mask their unpleasant taste, which is critical in a rapid dissolving formulations because the pharmaceutical compound is exposed directly to the mouth; (ii) capability of achieving high dosage levels, allowing the Company in many cases to match the range of doses available in conventional tablets or capsules; and (iii) potential availability for a wide variety of pharmaceutical compounds and for pharmaceutical combinations, such as multi-symptom cough and cold medications.

           In contrast to traditional wet granulation production techniques, the Company's Shearform matrix tablet production methods use dry granulation processes. The Company believes that its dry granulation processes are less costly than the freeze-drying and effervescent processes employed in manufacturing competing rapid dissolving tablet technologies. Because the Company's Flash Dose tablet formulations can be processed on a conventional high-speed tablet press, the Company believes that it can manufacture its rapid dissolve tablets more efficiently than other competing rapid dissolve technologies.

           The Company has developed a number of dosage formats for pharmaceutical products employing the Company's Shearform technology:

           Flash Dose. Flash Dose is a tablet that dissolves in the mouth in several seconds without water. The tablet can incorporate pharmaceutical compounds processed using the Company's CEFORM microsphere technology or using traditional taste-masking techniques. Flash Dose tablets can incorporate large doses of drug, can be manufactured using a conventional high-speed tablet press and can be packaged using traditional bubble-packaging processes.

           EZ Chew. EZ Chew is a chewable tablet produced through a modified Shearform matrix that dissolves in the mouth with a few chews to provide a texture and taste that consumers may find superior to conventional chewables. The manufacturing process is similar to that of Flash Dose tablets and can incorporate an even larger drug dosage.

           Spoon Dose. Spoon Dose is an innovative dosage system designed to deliver a unit dose of pharmaceutical compounds into the mouth. Spoon Dose relies on a blend of CEFORM microspheres and various excipients to deliver a drug formulation which turns to a smooth liquid consistency upon tongue contact. Spoon Dose systems can incorporate a broad range of drugs and compounds and are manufactured by a cost-effective process.

Food Applications

           The Company's Shearform technology also has broad applications for improving the performance of food product ingredients. The Company's food product development efforts focus on producing long-lasting flavor systems and enhancing the performance of food ingredients such as emulsifiers, salt replacing agents and sweeteners. The Company has entered into an exclusive manufacturing and selling agreement with ConAgra in order to promote rapid commercialization of food product ingredients incorporating the Company's technologies in North and South America. The Company is exploring similar arrangements to cover food ingredients sales in Europe and Japan.

           In confection and food applications, the Company's Shearform Matrix technology can be used to produce spheres containing flavor and sweetener which function as sustained release flavor delivery systems. The Company's sustained release flavor delivery technology has been incorporated into chewing gums, in which flavor release of 40 minutes has been achieved, a duration more than double that of typical chewing gums. This attribute is useful in conventional chewing gums, for which long lasting flavor is desirable, or in functional chewing gums, such as medicated gums, for which long-lasting flavor is essential to promote user compliance.

Nutraceuticals

           Using the Company's Shearform technology, a range of Soft Chew products have been developed. The first product, a calcium supplement intended to reduce the risk of osteoporosis, was commercially launched in September 1997 through the Company's Pangea subsidiary. The Company expects that future products will include such items as multi-vitamins, fiber drinks, breath fresheners, as well as a matrix to be used in nutritional bars.

Veterinary Products

           The Company's CEFORM and Shearform technologies also have applications in the veterinary drug market for companion animals. Pursuant to a collaboration with IDEXX Laboratories, Inc., ("IDEXX") a leader in the animal health field, the Company is identifying a portfolio of pharmaceutical products for companion animals which can be developed using the CEFORM technology. The Company believes that the taste elimination achievable with the Company's CEFORM microsphere technology, combined with quick oral dissolution of Flash Dose tablets, should make it easier to administer such pharmaceuticals to companion animals.

COLLABORATIVE AGREEMENTS

           The Company has agreements with a number of companies for the development of products utilizing the Company's technology and, in some instances, has entered into license agreements with such parties. In addition to its current collaborative partners, the Company is engaged in active discussions with a number of other companies to enter into similar arrangements.

           The Company's collaborative arrangements typically provide for a development project which may be followed by commercialization pursuant to a licensing arrangement. If a development project is successful, the collaborative partner may elect to proceed to commercialize the product pursuant to a definitive license agreement. Under the license agreements, the Company expects that its licensee typically will be responsible for marketing and distributing the products incorporating the Company's technology. The Company typically will retain the right to manufacture CEFORM microsphere formulations of the pharmaceutical product and, where appropriate, also will seek to secure an agreement to handle tableting manufacture of the product, applying either the Company's proprietary rapid dissolve formulations or traditional manufacturing processes. The Company's existing license agreements generally provide for a one-time license fee upon execution, certain milestone or scheduled license payments and an ongoing royalty equal to a percentage of net sales of the licensee's products utilizing the licensed technology, subject in certain cases to minimum royalty payments. The licensee typically is granted the right, which may be exclusive or coexclusive with the Company or another party, to market and in some cases to manufacture products incorporating the Company's technology for a designated class of products in a designated territory. In general, however, under existing license agreements the licensee has no contractual obligation to bring the product to market despite the Company's completion of the development and formulation phases of a project. The collaborative partner typically can terminate the development and license agreements at any time, although the agreements generally provide that any fees previously paid to the Company are non-refundable.

           Product development programs under the Company's collaborative agreements can be viewed as falling into three stages, the third stage generally only being necessary if clinical testing is required. The actual composition of any particular program is dictated primarily by required regulatory filings and the collaborative partner's requirements. The first stage generally consists of a development program, usually culminating in the preparation, under cGMP conditions, of a number of prototype formulations for testing in a pilot pharmacokinetic study against the appropriate reference product. The tasks generally comprising the first stage are subdivided into a number of subunits including: preformulation, analytical development, formulation development, process initiation, stress stability testing and in certain cases the generation of taste-masked CEFORM-based formulations. This is typically the procedure for the development of products complying with a U.S. monograph. A more complex controlled release drug delivery program may involve production of the prototype formulations for pharmacokinetic and stability testing.

           The second stage generally includes further development and testing and culminates in scale-up of processing to the commercial manufacturing level. This stage is divided into distinct units, including: further formulation optimization, process optimization, analytical validation and process validation. During this stage, pivotal batches for pharmacokinetic, clinical, stability, bioavailability and, where relevant, regulatory filings are manufactured. A formal transfer of the manufacturing process and analytical testing from the Company's Product department to its Manufacturing and Quality Control departments takes place during this stage.

           For products complying with the U.S. monograph system, and those as to which an abbreviated new drug application ("ANDA"), a supplemental new drug application ("SNDA") or certain European filings are required, the second stage represents completion of all steps required prior to the regulatory filing for and commercial development of the product, although collaborative partners may elect to undertake further stability, clinical or marketing studies before determining whether to make regulatory filings, enter into a license agreement and/or commercialize a product, even though clinical studies in patients to test efficacy and safety are not required for these products.

           For new drug application ("NDA") products where clinical studies in patients are required, the third stage of a program must be performed. The duration of this stage is dictated by the extent of the clinical program and typically extends for more than a year. In such programs, clinical supplies are manufactured at full commercial scale to ensure that a consistency of manufacturing is achieved. Depending on the product in question, commercial scale typically rises from 250,000 to 1.5 million units. Thereafter, these products must be submitted for regulatory approval and receive such approval, as well as satisfy any other studies that the collaborative partners may choose to undertake before the product is brought onto the market.

SMITHKLINE

           In July 1994, the Company entered into a development agreement with SmithKline Beecham Corporation for the development of Flash Dose and EZ Chew delivery formats of a major OTC product. As part of this arrangement, the Company has also entered into a license agreement with SmithKline under which SmithKline is licensed worldwide to make, use and sell the resulting products. The license is exclusive to SmithKline for Flash Dose versions of the product. The license is exclusive, except as to one other party, for EZ Chew versions of the product.

           The Company has completed the development process up to pivotal batch manufacturing and the Company has proposed a manufacturing program to SmithKline for proceeding with commercial batch manufacturing. The Company believes that no regulatory filing and approval are required to bring this product to market.

WHITEHALL

           In February 1995, the Company entered into a development agreement with Whitehall Robins Healthcare for the development of Flash Dose and EZ Chew versions of a major OTC product. As part of this arrangement, the Company also entered into license agreements with Whitehall pursuant to which Whitehall is exclusively licensed for North America to make, use and sell the resulting products. Pre- marketing approval from the FDA of this product in the new delivery format will be required prior to commercialization, and accordingly Whitehall must file an SNDA with the FDA to proceed with commercialization. The Company has completed the research and development stage for the Flash Dose versions of the product and is currently completing related formulation and pharmacokinetic studies for the product.

BOOTS

           In July 1995, the Company entered into a development agreement with Boots Healthcare International ("Boots") for a Flash Dose version of ibuprofen in adult and pediatric dosages for selected European, African and Pacific markets. Boots also entered into a license agreement with the Company with respect to the defined territories and licensed products. The license is co-exclusive with the Company. Pre-marketing regulatory approval for this product in the new delivery format will be required prior to commercialization.

           The Company has completed the research and development stage for the Flash Dose versions of the product and is currently completing related formulation and pharmacokinetic studies for the product.

MCNEIL

           In November 1995, the Company entered into its first development agreement with McNeil Consumer Products Company ("McNeil") for the development of Flash Dose and EZ Chew versions of acetaminophen, a drug currently marketed by McNeil under the Tylenol(R) brand. In January 1996, the Company entered into a second development agreement with McNeil for the development of Flash Dose and EZ Chew versions of acetaminophen with cough/cold combinations. As part of these arrangements, the Company has also entered into two separate license agreements with McNeil under which McNeil is exclusively licensed for North America and, except for the Company and one other party, exclusively licensed for the rest of the world.

           The Company is currently completing large scale manufacture of certain dosage strengths of the acetaminophen product for further testing by McNeil. The Company believes that no regulatory filing and approval are required to bring this product to market.

KOS

           In March 1996, the Company entered into development agreements with Kos Pharmaceuticals Inc. ("Kos"), pursuant to which the Company currently is working with Kos on the development of controlled release, once-daily dosage formulations of two prescription drugs. Each product will require regulatory filings and approval by the FDA. In June 1996, the Company entered into an additional agreement with Kos relating to the development of an additional pharmaceutical product.

           The Company has completed all phases of development with respect to one of the drug products, has commenced development tasks on the second drug product and is working with Kos to plan the scope of the project under the June 1996 agreement.

BAYER

           In November 1996, the Company entered into a development agreement with Bayer Corporation ("Bayer") for the development of a Flash Dose version of an OTC product. The Company believes that no regulatory filings and approval are necessary to bring this product to market, provided that it complies with the underlying drug monograph.

           The Company has provided Bayer with sample product for commercial evaluation.

ASTRA

           In December 1996, the Company entered into a development agreement with Astra Hassle AB ("Astra") for the development of formulations of a prescription drug. Pre-marketing approval from the FDA of this product in the new delivery format will be required prior to commercialization. Prior to commercializing the product, Astra will be required to file an SNDA with the FDA. The Company has completed its feasibility studies and has presented Astra with sample product, which Astra is currently in the process of evaluating.

IDEXX

           In January 1997, the Company entered into a development agreement with IDEXX Laboratories, Inc. for the development of a number of pharmaceutical products for companion animals utilizing the Company's rapid dissolving tablet technology. Under the terms of the agreement, IDEXX will have an exclusive worldwide right to market the products. The parties currently are evaluating product candidates.

CONAGRA

           In June 1997, the Company entered into a license agreement with ConAgra, Inc. under which ConAgra was granted an exclusive license to make, use and sell certain food ingredients utilizing the Company's Shearform technology in North and South America. As part of the terms of the agreement ConAgra received a warrant to purchase one million shares of Fuisz Common Stock at an initial exercise price of $25 per share.

HOECHST

           In August 1997, the Company entered into a development agreement with Hoechst Marion Roussel, Inc. ("Hoechst") for the development of a Flash Dose version of a non-sedating antihistamine, Allegra(R). Pre-marketing approval from the FDA of this product in the new delivery format will be required prior to commercialization. Hoechst will be required to file an SNDA with the FDA.

           Under the development agreement, payments are to be made at specified times or upon the achievement of specified milestones. The Company has already begun formulation of the product.

COMMERCIALIZATION OF OTC AND PRESCRIPTION DRUGS BY THE COMPANY

           In order to pursue enhanced royalty or marketing terms over those obtainable under customary development and licensing agreements, the Company intends to develop drug formulations under its own research and development projects in markets where it believes there is strong market potential and that its technology may provide a significant competitive advantage, such as markets for ethical drugs for which patents have or are about to expire. The Company currently has 15 active Company-funded development projects covering a range of OTC and prescription pharmaceutical formulations. After carrying such projects to an appropriate development stage, the Company intends to offer companies that are seeking to maintain or expand their market share an opportunity to enter into marketing agreements covering the Company-funded products. With respect to customer-funded and Company-funded development collaborations, the Company intends to seek to retain co-marketing rights in the pharmaceutical products for sale through its own distribution channels, principally those being acquired in major European markets.

MANUFACTURING

           The Company has been actively developing its manufacturing capabilities in order to position the Company to manufacture its own and its collaborator's requirements for CEFORM microspheres and products. The Company believes that by manufacturing products incorporating its technologies, it will be able to capture greater revenue and realize production economies of scale that may not be available to a pharmaceutical company licensing the Company's technology for only one or a few products. The Company intends to leverage its retained co-marketing rights, its Company-funded projects and other proprietary technologies and its manufacturing capacity by acquiring businesses, products and marketing capabilities, primarily in overseas markets.

           The Company has completed a current Good Manufacturing Practice
(cGMP) pilot-manufacturing facility at its Chantilly, Virginia headquarters to manufacture CEFORM microspheres and to process its microspheres into traditional or its proprietary rapid dissolving tablets and other dosage formats, and is constructing a facility to support commercial scale production of certain pharmaceutical products utilizing the Company's proprietary technologies. In addition, the Company intends to expand the manufacturing plant at its Clonmel facility in Ireland by constructing commercial scale facilities for use with the Company's proprietary technologies with a planned capacity of more than two billion dosage units annually.

           The Company's Clonmel site currently includes a cGMP and FDA approved facility for both antibiotics and multipurpose pharmaceutical manufacture.

           In addition to developing manufacturing capabilities on its own, third parties or the Company's licensees may, under certain circumstances, manufacture products incorporating the Company's proprietary technologies.

RESEARCH AND DEVELOPMENT

           The Company's research and development efforts are focused on expanding the potential commercial applications of its proprietary drug and food delivery technologies. The Company expects that a significant amount of its research and development efforts will be funded by collaborative partners but intends to continue to invest in internal research and development to enhance its technology and to develop new applications. The Company received $2.4 million for client-sponsored research and development activities in 1996 (and $2.0 million and $843,000 in 1995 and 1994, respectively) and spent $6.3 million on Company-sponsored research and development in 1996 (versus $2.4 million and $2.5 million in 1995 and 1994, respectively). The Company received $4.2 million for client-sponsored research and development activities in the first nine months of 1997 and spent $6.4 million on Company-sponsored research and development during such time.

PATENTS AND PROPRIETARY RIGHTS

           The Company's policy is to aggressively protect its proprietary technology by a variety of means including applying for patents in the United States and in appropriate foreign countries. As of August 31, 1997, the Company had been granted 60 U.S. patents and had filed a substantial number of additional U.S. patent applications, as well as corresponding patent applications outside the United States, relating to the Company's technology.

           There can be no assurance that patents will issue on any of the Company's patent applications. Even if such patents issue, there can be no assurance that these patents or the Company's existing patents will not, in the future, be held to be invalid if challenged, or will provide protection against competitive products or will not be designed around or that products utilizing the Company's technology will not conflict with current or future patent rights of others. In addition, the products of others could infringe the patent rights of the Company. The defense and prosecution of patent claims is both costly and time consuming, even if the eventual outcome is favorable to the Company. Any adverse outcome in a proceeding involving patent rights of others could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease selling its products.

           The Company also relies upon trade secrets and other unpatented proprietary know-how in its product development activities. The Company's employees are required to enter into agreements providing for confidentiality and the assignment of rights to inventions made by them while in the employ of the Company. The Company also has entered into nondisclosure agreements which are intended to maintain the secrecy of its confidential information delivered to third parties for research and other purposes.

GOVERNMENT REGULATIONS

           The Company's research and development activities and the manufacturing and marketing of products incorporating the Company's technology are subject to regulation by numerous governmental agencies in the United States and in other countries. In the United States, the Company expects that the FDA will regulate the Company's products and technologies in three different categories depending on the specific product: as drugs, as dietary supplements or food ingredients. In addition, the Company will be subject to the FDA's cGMP regulations. If the Company fails to comply with FDA regulations, the FDA may take a variety of regulatory actions against the Company, including initiating product recalls, enjoining further sales of the product, seizing and destroying existing products, halting operations and imposing criminal liability on the manufacturer.

FDA REGULATION OF DRUGS

           The Company expects that the FDA will regulate the Company's products for use with human drugs as OTC or prescription drugs, depending on the regulatory status of the drug in which the Company's technology is used. Furthermore, the Company expects that the FDA will regulate the marketing of OTC drugs using the Company's products under two different processes, the OTC monograph process or the more complex and lengthy NDA process, depending upon the specific drug product. There can be no assurance that marketing approval will be obtained in a timely fashion, if at all, for any of the Company's products.

OTC Monograph System

           In order for the manufacturer of an OTC drug to market a product based on the FDA's OTC monograph system, the product must conform to the conditions contained in the applicable FDA monograph. OTC monographs contain lists of active ingredients that, when used in specific dosages and in conformity with specific labeling requirements, are Generally Recognized as Safe and Effective ("GRASE") by the FDA for use in OTC products. In addition to dosage and labeling requirements, the product must comply with specified testing procedures for the specific OTC product and must be manufactured in compliance with cGMPs.

           The Company expects that some of its products will be incorporated in OTC drugs, such as antacids and acetaminophen that are formulated on the basis of an FDA monograph. With respect to this class of drugs, no separate approval is required to incorporate these ingredients as inactive components of an OTC drug marketed under an OTC monograph. However, if the FDA believes that incorporation of the Company's technology changes or reduces the drug's safety or efficacy, it is possible that the FDA would consider the product to be outside the monograph and thus require a full or supplemental NDA. There can be no assurance that the FDA will not reach this determination as to any drug incorporating the Company's technology. Further, there can be no assurance that the FDA may not at some future date modify the relevant OTC monographs to require additional data for drugs produced using the Company's manufacturing technology. Such a possibility is not remote, as the FDA currently requires the submission of clinical data for approval of extended release formulations of OTC products. Use of the Company's microsphere technology to create controlled release or extended release formulations of current OTC monograph products could require the development of significant clinical data which would delay approval of the products.

NDA Approval

           Before a drug that is not subject to a monograph can be marketed in the United States, the FDA must approve an NDA for the drug. An NDA is a lengthy and complex regulatory submission, and preparation of an NDA and development of the data that make up the NDA are time-consuming and expensive. The Company expects that its product technology will be incorporated in drugs that are sold as OTC or prescription drugs based on an approved NDA. Although the Company is focused on the development of new delivery technologies for existing pharmaceutical compounds, the formulation of any pharmaceutical compound in any new product will be subject to regulation by the FDA and comparable agencies in other countries which impose mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. In the United States, use of the Company's technology in these drugs will require approval by the FDA of either an SNDA, an NDA, or an ANDA if the new version of the drug is equivalent to a drug that is already on the market subject to a full NDA. SNDAs, NDAs and ANDAs are subject to extensive review by the FDA, and approval may take months or years to obtain. The packaging and labeling of the developed products by third parties using the Company's technology may also be subject to FDA regulations.

           If there are any modifications to the drug, including changes in indication, manufacturing process, inactive ingredients, labeling or a change in manufacturing facility, an SNDA may be required to be approved by the FDA. The SNDA must conform to format requirements for an NDA, but need only contain information supporting the change proposed in the SNDA. An SNDA, while generally containing less information than an NDA, is also subject to lengthy review requirements and may also require the expenditure of substantial resources.

           User-fee legislation establishes specific time frames for completion of FDA regulatory reviews. While this program provides some measure of assurance that the FDA's review is conducted in a timely fashion, there is no guarantee that the time periods will be met in all cases or that the review will provide a positive result. Even after the FDA approval has been obtained, further studies, including post-market studies, may be required to provide additional data on safety and will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA will require post-market reporting and may require surveillance programs to monitor the side effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the products.

           In most cases, drugs marketed OTC on the basis of an NDA were approved as prescription drugs (usually in a stronger dosage form) for a period of time before the manufacturer filed an NDA or SNDA for OTC use. This history of prescription use enables the FDA to judge whether the drug in question is sufficiently safe to allow it to be marketed on an OTC basis. Without such a history, the FDA is unlikely to approve an NDA to switch a prescription drug to OTC status.

           In the case of reformulated pharmaceutical products (products already on the market based on an approved NDA), the Company expects that if the reformulated pharmaceutical product can be shown to have equivalent bioavailability as compared to an approved product, then extensive human and animal studies may not be required for FDA approval of an SNDA. Bioavailability of a human drug refers to the rate and extent to which the active ingredient is absorbed from a drug product by the body and becomes available at the site of action. Demonstration of bioavailability requires testing in humans governed by the FDA's institutional review board and informed consent regulations.

           The Company has development and license agreements for certain drugs, such as ibuprofen, which are currently sold OTC, but are also covered by an NDA. Manufacturers of these drugs will likely have to obtain pre-market approval to market these drugs using the Company's tableting technology by filing an SNDA with the FDA. The process of filing and receiving approval of an SNDA can be lengthy. The Company plans to market its tableting technology to other manufacturers of drugs covered by NDAs, whether OTC or restricted to prescription use only. These manufacturers also will be required to obtain pre-market approval to use the technology by filing SNDAs.

           The FDA has an abbreviated process for approving new versions of drugs which are the "same as" drugs on the market that are already subject to a full NDA ("listed drugs"). A new version of a drug -- sometimes referred to as a "generic drug" -- is considered the same as the listed drug if it is identical in active ingredient(s), dosage form, strength, route of administration, and conditions of use. In order to gain approval under this process, the manufacturer must submit an ANDA, which contains chemistry, manufacturing, and control information and data to show that the manufacturer's drug is both pharmaceutically equivalent and bioequivalent to the listed drug. A drug is pharmaceutically equivalent to the listed drug if it contains an identical amount of the same active ingredient. Bioequivalence means that the drug is absorbed by the body to the same extent and at the same rate as the listed drug when administered under similar conditions. The studies needed to prove bioequivalence are generally less extensive than those required for approval of a full NDA.

           If the Company's technology is incorporated into an existing approved ANDA product, the manufacturer must submit a supplement to its original abbreviated application. This supplement must be filed and approved by the FDA prior to marketing of the reformulated product. The data needed to support such a supplement are similar to those needed to file a full ANDA. However, there is no guarantee that FDA would accept an ANDA or a supplement to an ANDA for a product incorporating the Company's technology. Depending on the way in which the Company's technology is incorporated into the drug product, and the manner in which it affects the active ingredient, the agency might require a full NDA.

           In some cases, FDA may approve a manufacturer's drug through the ANDA process even if it is not bioequivalent to the listed drug. In such cases, the manufacturer must submit a petition to show that the active ingredient is the same pharmacological or therapeutic class as the listed drug and that the new drug can be expected to have the same therapeutic effect as the listed drug when administered to patients for the same use. However, there can be no assurance that FDA would grant such a petition.

           Whether or not FDA approval has been obtained for use of the Company's products in human drugs, approval of a product by regulatory authorities in countries outside the United States must be obtained prior to the commencement of marketing of the product in such countries. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country at this time has its own procedures and requirements.

FDA REGULATION OF DIETARY SUPPLEMENTS OF VITAMINS AND MINERALS

           The Company expects that certain OTC products and nutraceuticals incorporating the Company's technology will be regulated by the FDA as dietary supplements. Dietary supplements are regulated under the FDA's food regulatory authority. The Dietary Supplement Health and Education Act of 1994 ("DSHEA") significantly alters the way that dietary supplements are regulated, particularly in labeling and advertising of health claims and statements of nutritional support. Although the statute and recently adopted regulations implementing DSHEA provide increased flexibility for making health claims and statements of nutritional support, continuing uncertainty regarding the new regulatory requirements and of the FDA's enforcement in this area could have an adverse impact on the Company.

           The Company currently is party to a collaborative arrangement under which the Company's technology will be used in dietary supplements. While the Company believes that materials produced using the Company's technologies will be considered GRAS, there can be no guarantee that this will be the case. Furthermore, the new regulatory requirements may affect marketing of dietary supplements produced using the Company's products in ways that are difficult to predict at present.

           Governments outside the United States may also have separate regulatory mechanisms for dietary supplements with which the Company will have to comply to market its products.

FDA REGULATION OF FOOD INGREDIENTS

           The Company expects that its products used as food ingredients will be regulated by the FDA as foods under the Federal Food, Drug and Cosmetic Act of 1938 (the "Act"). Under the Act, materials used in food products and the food products themselves must meet certain manufacturing, purity and labeling requirements or be subject to FDA regulatory action. In addition, ingredients added to food must be the subject of an approved food additive petition unless:
(1) the substance is GRAS under the conditions of its intended use by experts qualified by scientific training and experience to evaluate the safety of food ingredients, or, in the case of a substance used in food prior to January 1, 1958, the substance has been shown to be safe through experience based on common use in food, or (2) the substance was marketed based on a sanction or approval from the FDA or the U.S. Department of Agriculture ("USDA") prior to September 6, 1958 ("prior-sanctioned").

           Manufacturers generally take one of three approaches to establishing that their products are GRAS: relying upon FDA regulations listing GRAS substances, filing a GRAS affirmation petition, or relying upon the GRAS self-affirmation process. Alternatively, manufacturers may establish that their products are prior-sanctioned. If the FDA determines that a substance used as a food ingredient is neither GRAS nor prior-sanctioned, then it may not be used in food until approval of a food additive petition is obtained from the FDA.

           In general, seeking FDA recognition of a substance as GRAS through a GRAS affirmation petition or demonstrating the safety and effectiveness of a food ingredient through a food additive petition is a lengthy process and requires extensive documentation by the petitioner. An alternative, known as GRAS self-affirmation, allows manufacturers to market their products without obtaining any FDA approval. Under this process, manufacturers may make an independent determination that their products are GRAS, despite the lack of any existing regulation or approved GRAS affirmation petition. However, the FDA expects manufacturers of products marketed on this basis to have available the evidence relied on by the manufacturer in determining that the product was GRAS.

           The Company intends to base the marketing of its food products on GRAS self-affirmation, rather than on any filing with the FDA. The Company believes that, because its food products consist of GRAS ingredients that are only physically, not chemically, manipulated, it has adequate grounds to make this independent determination of its products' status as GRAS. However, there can be no assurance that the FDA, were it to review the Company's self-affirmation, would agree that the Company's products are GRAS. If the FDA did not agree, it could initiate regulatory action against the Company's products, including injunctions prohibiting further sale, removal of the products from the market, seizure and destruction of existing products and possible criminal prosecution. Furthermore, the Company's decision to rely on self-affirmation may limit the marketability of the Company's products to food manufacturers, as many food manufacturers require confirmation of GRAS status from the FDA before they will purchase substances for use in foods from third parties.

           If the FDA challenges the Company's self-affirmation of GRAS status, the Company must either establish independently that food products using its technology are GRAS through the GRAS affirmation petition process, or obtain a food additive approval. Significant delays in marketing of the Company's products would be the likely result. In a GRAS affirmation petition, the Company would have to prove, based on common use in food prior to January 1, 1958 or on the basis of published and unpublished data, that the Company's products are GRAS. There can be no guarantee that the FDA would approve the Company's GRAS affirmation petition. In addition, FDA review and subsequent promulgation of a formal GRAS regulation are generally lengthy processes, which would delay marketing of the Company's products. Furthermore, if the FDA decided that the Company's food ingredient differed significantly in structure, function or composition from substances found currently in food, and denied the Company's GRAS affirmation petition, the Company could not lawfully market its products without obtaining approval of a food additive petition. The food additive petition process, which would be required if the FDA found that the Company's products are not GRAS, is extremely complex, involving a regulatory review process that may take many years and involve the expenditure of substantial resources. There can be no assurance that approval would be obtained in a timely fashion, if at all.

           If the Company's technology is incorporated in products claiming a therapeutic benefit, such products could be regulated as a drug rather than a food. Regulation of these products as a drug would require extensive clinical testing and review by the FDA to support the claims made for the product. The uncertainty regarding the regulatory status of this type of product could have an adverse impact on the Company.

           In addition to the FDA regulatory framework for product approvals, the Company is subject to regulation under state and federal laws, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and possible future local, state, federal and foreign regulations.

           Governments outside the United States will each impose their own set of regulatory standards, and possibly regulatory approvals, with which the Company must comply to market products for use in foods.

GOOD MANUFACTURING PRACTICES

           To assure that regulated products meet the statutory requirements for safety, identity, strength, quality, and purity, the FDA has issued comprehensive, binding regulations setting forth minimum cGMPs for the preparation of pharmaceuticals, food products, and food ingredients. Failure to comply with cGMP regulations will subject the product, as well as the person responsible for the noncompliance, to regulatory action.

           The cGMP regulations for pharmaceuticals are quite stringent. They specify detailed criteria for personnel, buildings and facilities, equipment, control of components and drug product containers and closures, warehousing and distribution procedures, laboratory controls, records and reports, and returned and salvaged drug products. Key personnel involved in the manufacture and control of drugs must have appropriate education, training and/or experience to enable them to perform their assigned functions. A drug produced under conditions that do not conform to cGMPs is considered adulterated and may be subject to recall, injunction, or seizure by the FDA.

           cGMPs for food products are primarily focused on maintaining sanitary conditions. Under the Act, a food product is adulterated and subject to regulatory action if it was prepared, packed, or held under unsanitary conditions. In general, cGMP regulations have been issued for food products and ingredients in general, and for certain specific product types. They cover generally the sanitary practices of personnel, construction of buildings and facilities, design and care of equipment, and production and process controls. For certain products, the regulations include requirements for record keeping to ensure efficient recall of foods found to be contaminated.

           The FDA conducts periodic, unannounced inspections of food and drug production facilities to ensure compliance with cGMPs. Failure to maintain compliance with cGMPs could result in regulatory action that would have an adverse impact on the Company and its products.

COMPETITION

           The markets for prescription and OTC pharmaceutical products, drug delivery systems and food products are highly competitive. In the pharmaceutical market, the Company will compete with other providers of oral drug delivery systems, including rapid dissolving tablets and other delivery forms, to attract licensees. In addition, the products of the Company's licensees which incorporate the Company's technologies will compete with products of other pharmaceutical companies for sales to the ultimate consumer. Other providers of drug delivery systems and food ingredients products include major pharmaceutical and diagnostic companies, companies specializing in drug delivery technology, chemical companies, food ingredient companies, consumer food companies and other companies, universities and institutions. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. Technological advances by the Company's competitors which result in processes or technologies superior to those of the Company could render the Company's proprietary technology obsolete or lead to competition from other companies.

           Among the technologies expected to provide competition for the Company's rapid dissolving tablets are the Zydis(R) technology developed by Scherer, which is based on a freeze dried gelatin tablet, and the OraSolv(R) technology of CIMA, which produces an effervescent tablet. The principal competitive factors in the market for rapid dissolving tablet technologies are compatibility with taste-masking techniques, dosage capacity, drug compatibility, cost and ease of manufacture and required capital investment for manufacturing. The Company believes that its rapid dissolving tablet technology competes favorably with respect to these factors. Both Scherer and CIMA have, however, preceded the Company in the market for rapid dissolving tablets and each has been successful in licensing its technology to a number of pharmaceutical companies. The Company also believes that certain pharmaceutical companies may be developing other rapid dissolving tablet technologies which might be competitive with the Company's technology. CIMA has a license from Beecham Group plc, an affiliate of SmithKline, one of the Company's collaborative partners, pursuant to which CIMA licenses certain of its technology and pays a royalty based on sales of its rapid dissolving tablets. The Company understands that technology upon which the Scherer tablets are based is owned by a subsidiary of American Home Products, the parent of Whitehall, one of the collaborative partners of the Company. As a result, both Whitehall and SmithKline may have an incentive to utilize technologies developed by the Company's competitors, although, to date, the Company does not believe these relationships have had a material adverse effect on the Company. There can be no assurance that the Company will be able to compete effectively with these technologies in either their current versions or in improved versions that might be developed. In addition, other collaborative partners of the Company may be involved in development of technologies that compete with those of the Company. One or more of these technologies could in the future provide competition for the Company's products and technologies. The Company's microsphere products will compete with commercially available products, such as those produced by Eurand America (a division of American Home Products), as well as taste-masked pharmaceutical products manufactured internally by pharmaceutical companies. See "Risk Factors -- Competition and Technological Change."

EMPLOYEES

           As of November 15, 1997 the Company had 402 employees, of which 161 were engaged in manufacturing and operations, 117 were engaged directly in scientific and product research and development and 124 were engaged in executive, administrative and financial functions. Of the 402 employees, 243 were employed by the Company's international subsidiaries. All hourly employees of Clonmel are members of the Services, Industrial, Professional, Technical Union ("SIPTU") or are otherwise covered pursuant to the terms of a collective bargaining agreement with SIPTU. Management believes it maintains good relations with its employees.

PROPERTIES

           The Company leases approximately 91,000 square feet of laboratory, production and office space in Northern Virginia. Of the leased facilities, approximately 8,000 square feet are leased through November 1998 with a five-year renewal option, 17,000 square feet are leased through January 1999, 11,000 square feet are leased through January 2002 and the remaining space is leased through the year 2005 with a five-year renewal option. In January 1997, the Company purchased approximately 3,000 square feet of office space in Dublin, Ireland for administrative and business development uses and entered into a lease for approximately 3,000 square feet of laboratory space outside of Dublin. The Company also owns two buildings through its Clonmel subsidiary in Clonmel, Ireland. One building contains approximately 48,000 square feet of cGMP manufacturing, laboratory and office space. The other building contains approximately 25,000 square feet of cGMP manufacturing space. The Company believes that these facilities are adequate to meet the Company's short-term needs and that any additional required space will be available on commercially reasonable terms.

LEGAL PROCEEDINGS

           The Company is currently not a party to any material legal proceedings.

                          DESCRIPTION OF THE DEBENTURES

           The Debentures were issued under an indenture dated as of October 22, 1997 (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"). The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definition therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference. Copies of the form of Indenture and the related registration rights agreement between the Company and the Initial Purchasers are available from the Company or the Initial Purchasers upon request.

GENERAL

           The Debentures are unsecured obligations of the Company and will mature on October 15, 2004. The Debentures bear interest at the rate per annum shown on the front cover of this Prospectus from the date of initial issuance of Debentures pursuant to the Indenture, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on April 15 and October 15 of each year, commencing April 15, 1998, to the Person in whose name the Debenture (or any predecessor Debenture) is registered at the close of business on the preceding March 31 or September 30, as the case may be. Interest on the Debentures is paid on the basis of a 360-day year of twelve 30-day months.

           Principal of, and premium, if any, and interest on, the Debentures is payable (i) in respect of Debentures held of record by the Depository Trust Company ("DTC") or its nominee in same day funds on or prior to the payment dates with respect to such amounts and (ii) in respect of Debentures held of record by holders other than DTC or its nominee at the office of the Trustee, and the Debentures may be surrendered for transfer, exchange or conversion at the office of the Trustee. In addition, with respect to Debentures held of record by holders other than DTC or its nominee, payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto as it appears in the Register for the Debentures on the Regular Record Date for such interest.

           The Debentures were issued only in registered form, without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses (including the fees and expenses of the Trustee) payable in connection therewith. The Company is not required (i) to issue, register the transfer of or exchange any Debentures during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption and ending at the close of business on the day of such mailing, or (ii) to register the transfer of or exchange any Debenture selected for redemption in whole or in part, except the unredeemed portion of Debentures being redeemed in part.

           All monies paid by the Company to the Trustee or any Paying Agent for the payment of principal of and premium and interest on any Debenture which remain unclaimed for two years after such principal, premium or interest become due and payable may be repaid to the Company. Thereafter, the Holder of such Debenture may, as an unsecured general creditor, look only to the Company for payment thereof.

           The Indenture does not contain any provisions that would provide protection to Holders of the Debentures against a sudden and dramatic decline in credit quality of the Company resulting from any takeover, recapitalization or similar restructuring, except as described below under "Certain Rights to Require Repurchase of Debentures."

CONVERSION RIGHTS

           The Debentures are convertible into Common Stock at any time prior to redemption or final maturity, initially at the conversion price of $13.25 per share. The right to convert Debentures that have been called for redemption will terminate at the close of business on the second business day preceding the Redemption Date. See "Optional Redemption."

           The conversion price is subject to adjustment upon the occurrence of any of the following events: (i) the subdivision, combination or reclassification of outstanding shares of Common Stock; (ii) the payment in shares of Common Stock of a dividend or distribution on any class of capital stock of the Company; (iii) the issuance of rights or warrants to all holders of Common Stock entitling them to acquire shares of Common Stock at a price per share less than the Current Market Price; (iv) the distribution to holders of Common Stock of shares of capital stock other than Common Stock, evidences of indebtedness, cash or assets (including securities, but excluding dividends or distributions paid exclusively in cash and dividends, distributions, rights and warrants referred to above); (v) a distribution consisting exclusively of cash (excluding any cash distributions referred to in (iv) above) to all holders of Common Stock in an aggregate amount that, together with (A) all other cash distributions (excluding any cash distributions referred to in (iv) above) made within the 12 months preceding such distribution and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or a subsidiary of the Company for the Common Stock consummated within the 12 months preceding such distribution, exceeds 12.5% of the Company's market capitalization (being the product of the Current Market Price times the number of shares of Common Stock then outstanding) on the date fixed for determining the stockholders entitled to such distribution; and (vi) the consummation of a tender offer made by the Company or any subsidiary of the Company for the Common Stock which involves an aggregate consideration that, together with (X) any cash and other consideration payable in respect of any tender offer by the Company or a subsidiary of the Company for the Common Stock consummated within the 12 months preceding the consummation of such tender offer and (Y) the aggregate amount of all cash distributions (excluding any cash distributions referred to in (iv) above) to all holders of the Common Stock within the 12 months preceding the consummation of such tender offer, exceeds 12.5% of the Company's market capitalization at the date of consummation of such tender offer. No adjustment of the conversion price will be required to be made until cumulative adjustments amount to at least one percent of the conversion price, as last adjusted. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

           In addition to the foregoing adjustments, the Company from time to time may, to the extent permitted by law, reduce the conversion price of the Debentures by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease. The Company also is permitted to reduce the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event. In the case of any consolidation or merger of the Company with any other corporation (other than one in which no change is made in the Common Stock), or any sale or transfer of all or substantially all of the assets of the Company, the Holder of any Debenture then outstanding will, with certain exceptions, have the right thereafter to convert such Debenture only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Debenture might have been converted immediately prior to such consolidation, merger, sale or transfer; and adjustments will be provided for events subsequent thereto that are as nearly equivalent as practical to the conversion price adjustments described above.

           Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the then Closing Price at the close of business on the day of conversion. If any Debentures are surrendered for conversion during the period from the close of business on any Regular Record Date through and including the next succeeding Interest Payment Date (except any such Debentures called for redemption), such Debentures when surrendered for conversion must be accompanied by payment of funds in an amount equal to the interest thereon which the registered Holder on such Regular Record Date is to receive. Except as described in the preceding sentence, no interest will be payable by the Company on converted Debentures with respect to any Interest Payment Date subsequent to the date of conversion. No other payment or adjustment for interest or dividends is to be made upon conversion.

SUBORDINATION

           The payment of the principal of and premium, if any, and interest on the Debentures are, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness. If there is a payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon or provision for such payment in money or money's worth before the Holders of the Debentures will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on the Debentures. In the event of the acceleration of the Maturity of the Debentures, the holders of all Senior Indebtedness will first be entitled to receive payment in full in cash of all amounts due thereon or provision for such payment in money or money's worth before the Holders of the Debentures will be entitled to receive any payment for the principal of or premium, if any, or interest on the Debentures. No payments on account of principal of or premium, if any, or interest on the Debentures or on account of the purchase or acquisition of Debentures may be made if there has occurred and is continuing a default in any payment with respect to Senior Indebtedness, any acceleration of the maturity or any Senior Indebtedness or if any judicial proceeding is pending with respect to any such default.

           Senior Indebtedness is defined in the Indenture as the principal of and premium, if any, and interest on (i) all indebtedness of the Company for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, except any such other indebtedness that by the terms of the instrument or instruments by which such indebtedness was created or incurred expressly provides that it (a) is junior in right of payment to the Debentures or (b) ranks pari passu in right of payment with the Debentures, and (ii) any amendments, renewals, extensions, modifications, refinancings and refundings of any of the foregoing. For the purposes of this definition, "indebtedness for money borrowed" when used with respect to the Company means (i) any obligation of, or any obligation guaranteed by, the Company for the repayment of borrowed money (including without limitation fees, penalties and other obligations in respect thereof), whether or not evidenced by bonds, debentures, notes or other written instruments, (ii) any deferred payment obligation of, or any such obligation guaranteed by, the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument and (iii) any obligation of, or any such obligation guaranteed by, the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under generally accepted accounting principles.

           The Debentures are obligations exclusively of the Company. Substantial operations of the Company are currently and are expected in the future to be conducted principally through subsidiaries, which are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debentures or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and certain loans and advances to the Company by such subsidiaries may be subject to certain statutory or contractual restrictions, are contingent upon the earnings of such subsidiaries and are subject to various business considerations.

           The Debentures are effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's subsidiaries to the extent of the assets of such subsidiaries. Any right of the Company to receive assets of any such subsidiary upon the liquidation or reorganization of any such subsidiary (and the consequent right of the Holders of the Debentures to participate in those assets) is effectively subordinated to the claims of that subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

           The Indenture does not limit or prohibit the incurrence of Senior Indebtedness. At September 30, 1997, the aggregate amount of Senior Indebtedness outstanding and the aggregate amount of indebtedness and other liabilities of the Company and its subsidiaries to which the Debentures are effectively subordinated was approximately $26.5 million. The Company also expects to incur Senior Indebtedness from time to time in the future.

OPTIONAL REDEMPTION

           The Debentures will be redeemable, at the Company's option, in whole or from time to time in part, at any time on or after October 19, 2000, upon not less than 30 nor more than 60 days' notice mailed to each Holder of Debentures to be redeemed at its address appearing in the Security Register and prior to Maturity at the following Redemption Prices (expressed as percentages of the principal amount) plus accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption
Date).

           If redeemed during the 12-month period beginning October 15, in the year indicated (October 19, in the case of 2000), the redemption price shall be:

                                                         REDEMPTION
                   YEAR                                     PRICE
                   ----                                     -----

                   2000                                    104.00%
                   2001                                    103.00
                   2002                                    102.00
                   2003                                    101.00

           No sinking fund is provided for the Debentures.

CONSOLIDATION, MERGER AND SALE OF ASSETS

           The Company will not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, or permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties substantially as an entirety to the Company, unless (a) if applicable, the Person formed by such consolidation or into which the Company is merged or the Person or corporation which acquires the properties and assets of the Company substantially as an entirety is a corporation, limited liability company, partnership or trust organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and expressly assumes payment of the principal of and premium, if any, and interest on the Debentures and performance and observance of each obligation of the Company under the Indenture, (b) after consummating such consolidation, merger, transfer or lease, no Default or Event of Default will occur and be continuing, (c) such consolidation, merger or acquisition does not adversely affect the validity or enforceability of the Debentures and (d) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease complies with the provisions of the Indenture.

CERTAIN RIGHTS TO REQUIRE REPURCHASE OF DEBENTURES

           In the event of any Repurchase Event (as defined below) occurring after the date of issuance of the Debentures and on or prior to Maturity, each Holder of Debentures will have the right, at the Holder's option, to require the Company to repurchase all or any part of the Holder's Debentures on the date (the "Repurchase Date") that is 30 days after the date the Company gives notice of the Repurchase Event as described below at a price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. On or prior to the Repurchase Date, the Company shall deposit with the Trustee or a Paying Agent an amount of money sufficient to pay the Repurchase Price of the Debentures which are to be repaid on or promptly following the Repurchase Date.

           Failure by the Company to provide timely notice of a Repurchase Event, as provided for below, or to repurchase the Debentures when required under the preceding paragraph will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture.

           On or before the 15th day after the occurrence of a Repurchase Event, the Company is obligated to mail to all Holders of Debentures a notice of the occurrence of such Repurchase Event and identifying the Repurchase Date, the date by which the repurchase right must be exercised, the Repurchase Price for Debentures and the procedures which the Holder must follow to exercise this right. To exercise the repurchase right, the Holder of a Debenture must deliver, on or before the close of business on the Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) and to the Trustee of the Holder's exercise of such right, together with the certificates evidencing the Debentures with respect to which the right is being exercised, duly endorsed for transfer.

           A "Repurchase Event" shall have occurred upon the occurrence of a Change in Control or a Termination of Trading (each as defined below).

           A "Change in Control" shall occur when: (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons; (ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly owned subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common Stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power of all classes of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such consolidation or merger in substantially the same proportion as their ownership of Common Stock immediately before such transaction; (iii) any person, or any persons acting together which would constitute a "group" for purposes of
Section 13(d) of the Exchange Act, together with any affiliates thereof, shall beneficially own (as defined in Rule 13d-3 under the Exchange Act) at least 50% of the total voting power of all classes of capital stock of the Company entitled to vote generally in the election of directors of the Company; (iv) at any time during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or (v) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution.

           A "Termination of Trading" shall occur if the Common Stock (or other common stock into which the Debentures are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

           The right to require the Company to repurchase Debentures as a result of the occurrence of a Repurchase Event could create an event of default under Senior Indebtedness of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "Subordination." Failure by the Company to repurchase the Debentures when required will result in an Event of Default with respect to the Debentures whether or not such repurchase is permitted by the subordination provisions. The Company's ability to pay cash to the Holders of Debentures upon a repurchase may be limited by certain financial covenants contained in the Company's Senior Indebtedness.

           In the event a Repurchase Event occurs and the Holders exercise their rights to require the Company to repurchase Debentures, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase.

           The foregoing provisions would not necessarily afford Holders of the Debentures protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders. In addition, the foregoing provisions may discourage open market purchases of the Common Stock or a non-negotiated tender or exchange offer for such stock and, accordingly, may limit a stockholder's ability to realize a premium over the market price of the Common Stock in connection with any such transaction.

RULE 144A INFORMATION REQUIREMENT

           The Company has agreed to furnish to the Holders or beneficial holders of the Debentures and prospective purchasers of the Debentures designated by the holders of the Debentures, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as the Company registers the Debentures and the underlying Common Stock for resale under the Securities Act.

EVENTS OF DEFAULT

           The following are Events of Default under the Indenture with respect to the Debentures: (a) default in the payment of principal of or any premium on any Debenture when due (even if such payment is prohibited by the subordination provisions of the Indenture), whether at maturity, upon redemption, upon acceleration or otherwise; (b) default in the payment of any interest on any Debenture when due, which default continues for 30 days (even if such payment is prohibited by the subordination provisions of the Indenture);
(c) failure to provide timely notice of a Repurchase Event as required by the Indenture; (d) default in the payment of the Repurchase Price in respect of any Debenture on the Repurchase Date therefor (even if such payment is prohibited by the subordination provisions of the Indenture); (e) default in the performance of any other covenant of the Company in the Indenture which continues for 60 days after written notice as provided in the Indenture; (f) default under one or more bonds, debentures, notes or other evidences of indebtedness for money borrowed by the Company or any subsidiary of the Company or under one or more mortgages, indentures or instruments under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any subsidiary of the Company, whether such indebtedness now exists or shall hereafter be created, which default individually or in the aggregate shall constitute a failure to pay the principal of indebtedness in excess of $5 million when due and payable after the expiration of any applicable grace period with respect thereto or shall have resulted in indebtedness in excess of $5 million becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after there shall have been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Debentures a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled; and (g) certain events in bankruptcy, insolvency or reorganization of the Company or any subsidiary of the Company.

           If an Event of Default with respect to the Debentures shall occur and be continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Debentures then outstanding may declare the principal of and premium, if any, on all such Debentures to be due and payable immediately, but if the Company cures all Events of Default (except the nonpayment of interest on, premium, if any, and principal of any Debentures) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Outstanding Debentures. If an Event of Default shall occur as a result of an event of bankruptcy, insolvency or reorganization of the Company or any subsidiary of the Company, the aggregate principal amount of the Debentures shall automatically become due and payable. The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. The Indenture provides that the Trustee may withhold notice to the Holders of the Debentures of any continuing default (except in the payment of the principal of or premium, if any, or interest on any Debentures) if the Trustee considers it in the interest of Holders of the Debentures to do so.

MODIFICATION, AMENDMENTS AND WAIVERS

           The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority of the aggregate principal amount of the Outstanding Debentures, to execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture or modify in any manner the rights of Holders of the Debentures, provided that without the consent of each holder of Outstanding Debentures, no supplemental indenture may (i) change the stated maturity of the principal of, or any installment of interest on, any Debenture, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Debenture or any premium or interest thereon is payable, or impair the right to institute suit for enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date), (ii) adversely affect the right to convert the Debentures as provided in the Indenture, (iii) modify the provisions of the Indenture with respect to the subordination of the Debentures in a manner adverse to the Holders of Debentures, (iv) impair the right of Holders of Debentures to require the Company to repurchase Debentures upon the occurrence of a Repurchase Event or (v) reduce the percentage in principal amount of Outstanding Debentures, the consent of whose Holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder.

           Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of the Holders to: (a) cause the Indenture to be qualified under the Trust Indenture Act; (b) evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Debentures; (c) add to the covenants of the Company for the benefit of the Holders or an additional Event of Default, or surrender any right or power conferred upon the Company;
(d) secure the Debentures; (e) make provision with respect to the conversion rights of Holders in the event of a consolidation, merger or sale of assets involving the Company, as required by the Indenture;
(f) evidence and provide for the acceptance of appointment by a successor Trustee with respect to the Debentures; or (g) cure any ambiguity, correct or supplement any provision which may be defective or inconsistent with any other provision, or make any other provisions with respect to matters or questions arising under the Indenture which shall not be inconsistent with the provisions of the Indenture, provided, however, that no such modification or amendment may adversely affect the interests of Holders in any material respect.

SATISFACTION AND DISCHARGE

           The Company may discharge its obligations under the Indenture while Debentures remain Outstanding if (a) all Outstanding Debentures will become due and payable at their scheduled maturity within one year or (b) all Outstanding Debentures are scheduled for redemption within one year, and in either case the Company has deposited with the Trustee an amount sufficient to pay and discharge all Outstanding Debentures on the date of their scheduled maturity or the scheduled date of redemption.

FORM, DENOMINATION AND REGISTRATION

           The Debentures will be issued in fully registered form, without coupons, in denominations of $1,000 in principal amount and integral multiples thereof.

           Global Debentures; Book-Entry Form. Debentures sold in reliance on Rule 144A may be evidenced by a global Debenture (hereinafter referred to as the "Rule 144A Global Debenture") and Debentures sold in reliance on Regulation S may be evidenced by a global Debenture (hereinafter referred to as the "Regulations S Global Debenture," and, together with the Rule 144A Global Debenture, the "Global Debentures"). The Global Debentures will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Beneficial interests in the Regulation S Global Debenture may only be held through the Euroclear System or Cedel. Except as set forth below, the Global Debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee. The Rule 144A Global Debenture will be (i) reduced in principal amount to reflect the subsequent transfer by owners of beneficial interests in the Rule 144A Global Debenture to persons other than Qualified Institutional Buyers pursuant to Rule 144A under the Securities Act and (ii) increased in principal amount to reflect the subsequent transfer of Debentures to Qualified Institutional Buyers pursuant to Rule 144A. The Regulation S Global Debenture will be (i) reduced in principal amount to reflect the subsequent transfer by owners of beneficial interests in the Regulation S Global Debenture to persons other than persons acquiring such Debentures in compliance with Regulation S under the Securities Act and (ii) increased in principal amount to reflect the subsequent transfer of Debentures to persons acquiring such Debentures in compliance with Regulation S under the Securities Act.

           The Holders of Debentures may hold their interests in the Global Debentures directly through DTC if such Holder is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Debentures to such persons may be limited.

           Holders of Debentures who are not Participants may beneficially own interests in the Global Debentures held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Debentures, Cede for all purposes will be considered the sole holder of the Global Debentures.

           Payment of interest on and the redemption price or repurchase price (upon redemption at the option of the Company or repurchase at the option of the Holder upon a Repurchase Event) of the Global Debentures will be made to Cede, the nominee for DTC, as the registered owner of the Global Debentures, by wire transfer of immediately available funds. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

           With respect to any payment of interest on and the redemption price or repurchase price (upon redemption at the option of the Company or repurchase at the option of the Holder upon a Repurchase Event) of the Global Debentures, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Debentures represented by the Global Debentures as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Debentures represented by the Global Debentures held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

           Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in Debentures represented by the Global Debentures to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

           Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

           If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will cause Debentures to be issued in definitive form in exchange for the Global Debentures.

           Certificated Debentures. Debentures sold to investors that are neither Qualified Institutional Buyers nor persons acquiring such Debentures in compliance with Regulation S under the Securities Act will be issued in definitive registered form and may not be evidenced by a Global Debenture. Qualified Institutional Buyers may request that their Debentures be issued in definitive registered form. In addition, certificated Debentures may be issued in exchange for Debentures represented by the Global Debentures if no successor depository is appointed by the Company as set forth above under the paragraph entitled "Global Debentures; Book-Entry Form."

           Restrictions on Transfer; Legends. The Debentures, and the Common Stock into which they may be converted, are currently subject to certain transfer restrictions and certificates evidencing the Debentures bear a legend to such effect.

PAYMENTS OF PRINCIPAL AND INTEREST

           The Indenture requires that payments in respect of the Debentures (including principal, premium, if any, and interest) held of record by DTC (including Debentures evidenced by the Global Debentures) be made in same day funds. Payments in respect of the Debentures held of record by holders other than DTC may, at the option of the Company, be made by check and mailed to such holders of record as shown on the register for the Debentures.

GOVERNING LAW

           The Indenture and Debentures will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflicts of laws principles.

INFORMATION CONCERNING THE TRUSTEE

           The Company and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business.

ABSENCE OF PUBLIC MARKET; TRANSFER RESTRICTIONS

           There is no existing market for the Debentures and there can be no assurance as to the liquidity of any markets that may develop for the Debentures, the ability of the holders to sell their Debentures or at what price holders of the Debentures will be able to sell their Debentures. Future trading prices of the Debentures will depend upon many factors including, among other things, prevailing interest rates, the Company's operating results, the price of the Common Stock and the market for similar securities. The Initial Purchasers have informed the Company that they intend to make a market in the Debentures offered hereby; however, the Initial Purchasers are not obligated to do so and any such market making activity may be terminated at any time without notice to the holders of the Debentures. The Debentures have been designated for trading in the PORTAL Market; however, the Company does not intend to apply for listing of the Debentures on any securities exchange.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

           The following is a general summary of certain United States federal income tax consequences relating to an investment in the Debentures as of the date hereof. This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial decisions and administrative rulings, all of which are subject to change or alternative construction with possible retroactive effect. This summary does not discuss other federal taxes (such as federal estate and gift taxes) or any state, local or foreign tax considerations, nor does it purport to address all federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as Non-U.S. Holders (as defined below), life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors who directly or indirectly own 5% in value of the outstanding stock of the Company, investors whose functional currency is not the U.S. dollar, or investors that hold the Debentures as part of a hedge, straddle or conversion transaction. In addition, this summary is generally limited to the Debentures and the Common Stock into which the Debentures are convertible which are held as "capital assets" within the meaning of Section 1221 of the Code. The Company will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment relating to an investment in the Debentures (or the Common Stock into which the Debentures are convertible) and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

           For purposes of this summary, the term "U.S. Holder" means a beneficial owner of the Debentures or Common Stock that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, and (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the trust's administration and (b) one or more U.S. persons have the authority to control all of the trust's substantial decisions. The term "Non-U.S. Holder" shall mean the beneficial owner of the Debentures or Common Stock other than a U.S. Holder.

           PERSONS CONSIDERING THE PURCHASE OF THE DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF FEDERAL, STATE, LOCAL OR FOREIGN TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO PURCHASE THE DEBENTURES.

OWNERSHIP OF THE DEBENTURES

           Interest on Debentures. Interest paid on Debentures will be taxable to a U.S. Holder as ordinary interest income at the time that such interest is accrued or (actually or constructively) received in accordance with the U.S. Holder's methods of tax accounting. The Company is obligated to pay liquidated damages to holders of Debentures in certain circumstances. The Company believes that any such payments should be treated as subject to an "incidental contingency" for purposes of the original issue discount rules because the amount of any such payments, if required to be made, is expected to be insignificant relative to the total expected amount of remaining payments on the Debentures, and accordingly, if such payments are required to be made, such amounts should be taxable to holders as payments of interest. The Company expects that the Debentures will not be issued with original issue discount ("OID") within the meaning of the Code.

           Constructive Dividend. Certain corporate transactions, such as distributions of assets to holders of the Common Stock, may cause a deemed distribution to the U.S. Holders of the Debentures if the conversion price or conversion ratio of the Debentures is adjusted to reflect such corporate transaction. Adjustments to the conversion price or conversion ratio, however, made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing the dilution of the interest of the U.S. Holders of such securities, generally will not be considered to result in a deemed distribution. In the event of a deemed distribution, such deemed distribution will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules discussed below under "Dividends on Shares of the Common Stock" and U.S. Holders may recognize income as a result of an event pursuant to which they receive no cash or property to be used to pay the related income tax. Holders of the Debentures are advised to consult their tax advisors with respect to the potential of taxable deemed dividend distributions upon such conversion price or conversion ratio adjustment.

           Sale or Exchange of Debentures or Shares of the Common Stock. In general, a U.S. Holder of Debentures will recognize gain or loss upon the sale, redemption, retirement or other disposition of the Debentures measured by the difference between the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest, which will generally be taxable as ordinary income) and such holder's adjusted tax basis in the Debentures. A U.S. Holder's tax basis in Debentures generally will equal the cost of the Debentures to the holder increased by the amount of market discount, if any, previously taken into income by the holder or decreased by any bond premium theretofore amortized by the holder with respect to the Debentures. In general, each U.S. Holder of the Common Stock into which the Debentures have been converted will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the Common Stock under rules similar to those applicable to the Debentures. Special rules may apply to redemptions of the Common Stock which may result in the amount paid being treated as a dividend. Subject to the market discount rules discussed below, the gain or loss on the disposition of the Debentures or shares of Common Stock will be capital gain or loss and will be long-term gain or loss if the Debentures or shares of Common Stock have been held for more than one year at the time of such disposition. For the basis and holding period of shares of Common Stock, see discussion under "Conversion of Debentures." With respect to U.S. Holders who are individuals, the maximum tax rates on any capital gain recognized on such disposition of the Debentures or shares of Common Stock held for more than 18 months, or held for more than one year but for not more than 18 months, are 20 percent and 28 percent, respectively.

           Conversion of Debentures. A U.S. Holder of Debentures will not recognize gain or loss on the conversion of the Debentures into shares of Common Stock. The U.S. Holder's tax basis in the shares of Common Stock received upon conversion of the Debentures will be equal to the holder's aggregate basis in the Debentures exchanged therefor (less any portion thereof allocable to cash received in lieu of a fractional share). The holding period of the shares of Common Stock received by the U.S. Holder upon conversion of Debentures will generally include the period during which such holder held the Debentures prior to the conversion. Cash received in lieu of a fractional share of Common Stock should be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional shares. Special rules for the conversion of the Debentures into shares of Common Stock may apply if a U.S. Holder converts after a record date for the payment of interest but prior to the next succeeding interest payment date (for instance, the fair market value of Common Stock received which is attributable to accrued interest may be taxable as ordinary interest income in certain circumstances). U.S. Holders should consult their own tax advisors regarding the tax consequences of converting the Debentures into shares of Common Stock.

           Market Discount. The resale of Debentures may be affected by the "market discount" provisions of the Code. For this purpose, the market discount on a Debenture will generally be equal to the amount, if any, by which the stated redemption price at maturity of the Debenture immediately after its acquisition exceeds the U.S. Holder's tax basis in the Debenture. Subject to a de minimis exception, these provisions generally require a U.S. Holder of a Debenture acquired at a market discount to treat as ordinary income any gain recognized on the disposition of such Debenture to the extent of the "accrued market discount" on such Debenture at the time of disposition. In general, market discount on a Debenture will be treated as accruing on a straight-line basis over the term of such Debenture, or, at the election of the U.S. Holder, under a constant yield method. A U.S. Holder of a Debenture acquired at a market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry such Debenture until the Debenture is disposed of in a taxable transaction, unless the U.S. Holder elects to include accrued market discount in income currently. If a U.S. Holder acquires a Debenture at a market discount and receives Common Stock upon conversion of the Debenture, the amount of accrued market discount with respect to the converted Debenture through the date of conversion will be treated as ordinary income upon the disposition of the Common Stock.

           Dividends on Shares of Common Stock. Distributions on shares of Common Stock will constitute dividends for United States federal income tax purposes to the extent of current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Dividends paid to U.S. Holders that are United States corporations may qualify for the dividends-received deduction. To the extent, if any, that a U.S. Holder receives distributions on shares of Common Stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed current and accumulated earnings and profits of the Company, such distributions will be treated first as a non-taxable return of capital reducing the U.S. Holder's basis in the shares of Common Stock. Any such distributions in excess of the U.S. Holder's basis in the shares of Common Stock will generally be treated as capital gain.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS

           Interest on Debentures. Generally, interest paid on the Debentures to a Non-U.S. Holder will not be subject to United States federal income tax if:
(i) such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder; (ii) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of stock of the Company entitled to vote and is not a controlled foreign corporation with respect to which the Company is a "related person" within the meaning of the Code; and (iii) the beneficial owner, under penalty of perjury, certifies that the owner is not a United States person and provides the owner's name and address. For this purpose, the Non-U.S. Holder of Debentures would be deemed to own constructively the Common Stock into which it could be converted. If certain requirements are satisfied, the certification described in clause (iii) above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business. Under recently adopted United States Treasury regulations, which generally are effective for payments made after December 31, 1998, subject to certain transition rules, the certification described in clause (iii) above may also be provided by a qualified intermediary on behalf of one or more beneficial owners (or other intermediaries), provided that such intermediary has entered into a withholding agreement with the Internal Revenue Service and certain other conditions are met. A Non-U.S. Holder that is not exempt from tax under the rules described above will generally be subject to United States federal income tax withholding at a rate of 30% unless the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to the United States federal income tax on net income that applies to United States persons generally. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules.

           Sales or Exchange of Debentures or Shares of Common Stock. A Non-U.S. Holder generally will not be subject to United States federal income tax on gain recognized upon the sale or other disposition of the Debentures or shares of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other circumstances are present. To the extent that the amount of cash and the fair market value of any property received upon the sale or other disposition of the Debentures or shares of Common Stock is attributable to the payment of accrued interest, in the case of a sale or other disposition of the Debentures, or is deemed a dividend distribution, in the case of a sale or other disposition of shares of Common Stock, the Non-U.S. Holder may be subject to tax on such cash and property as described above under "Non-U.S. Holders -- Interest on Debentures," or as described below under "Non-U.S. Holders -- Dividends on Shares of Common Stock," respectively. The amount withheld pursuant to these rules will be creditable against such Non-U.S. Holder's United States federal income tax liability and may entitle such Non-U.S. Holder to a refund upon furnishing the required information to the Internal Revenue Service. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules.

           Conversion of Debentures. A Non-U.S. Holder generally will not be subject to United States federal income tax on the conversion of a Debenture into shares of Common Stock. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described above with respect to the sale or exchange of a Debenture or shares of Common Stock.

           Dividends on Shares of Common Stock. Generally, to the extent any distribution with respect to the shares of Common Stock are treated as a dividend (as described above under "U.S. Holders -- Dividends on Shares of Common Stock"), a Non-U.S. Holder will be subject to United States federal income tax withholding at a rate of 30% unless the dividend is effectively connected with the conduct of trade or business within the United States by the Non-U.S. Holders, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders, the branch profits tax under certain circumstances). Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A Non-U.S. Holder (and in the case of Non-United States Holders that are treated as partnerships or are otherwise fiscally transparent entities, partners, shareholders or other beneficiaries of such Non-United States Holders) may be required to satisfy certain certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

INFORMATION REPORTING AND BACKUP WITHHOLDING

           U.S. Holders. Information reporting and backup withholding may apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the Debentures or shares of Common Stock made by the Company with respect to certain noncorporate U.S. Holders. Such U.S. holders generally will be subject to backup withholding at a rate of 31% unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. holder's federal income tax, upon furnishing the required information.

           Non-U.S. Holders. Generally, information reporting and backup withholding of United States federal income tax at a rate of 31% may apply to payments of principal, interest and premium (if any) to Non-U.S. Holders if the payee fails to certify that the holder is a Non-U.S. person or if the Company or its paying agent has actual knowledge that the payee is a United States person. The 31% backup withholding tax generally will not apply to dividends paid to foreign holders outside the United States that are subject to 30% withholding as discussed above or that are subject to a tax treaty that reduces such withholding.

           The payment of the proceeds on the disposition of Debenture or shares of Common Stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. Holder of Debentures or shares of Common Stock to or through a foreign office of a broker will generally not be subject to backup withholding. However, if such broker is a U.S. person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a United States trade or business, information reporting will apply unless such broker has documentary evidence in its files of the Non-U.S. Holder's foreign status and has no actual knowledge to the contrary or unless the Non-U.S. Holder otherwise establishes an exemption. Both backup withholding and information reporting will apply to the proceeds from such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

           Recently adopted United States Treasury regulations, which generally are effective for payments made after December 31, 1998, subject to certain transition rules, alter the forgoing rules in certain respects. Those regulations provide presumptions under which a Non-United States Holder is subject to information reporting and backup withholding at the rate of 31% unless the Company receives certification from the holder of non-U.S. status. Depending on the circumstances, this certification will need to be provided (i) directly by the Non-United States Holder, (ii) in the case of a Non-United States Holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of such entity, or
(iii) certain qualified financial institutions or other qualified entities on behalf of the Non-United States Holder.

                             SELLING SECURITYHOLDERS

           The Debentures were originally issued by the Company in a private placement on October 17, 1997 to Smith Barney Inc., Credit Suisse First Boston Corporation and Lehman Brothers Inc. (the "Initial Purchasers") and were simultaneously sold by the Initial Purchasers, in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by such Initial Purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. The Selling Securityholders may from time to time offer and sell pursuant to this Prospectus any or all of the Debentures and Conversion Shares. The term "Selling Securityholder" includes the holders listed below and the beneficial owners of the Debentures and their transferees, pledgees, donees or other successors.

           The following table sets forth information with respect to the Selling Securityholders and the respective principal amount of Debentures beneficially owned by each Selling Securityholder that may be offered pursuant to this Prospectus. Except as otherwise indicated, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their securities. Such information has been obtained from the Selling Securityholders and the Trustee.

                                                                           PRINCIPAL AMOUNT                   PERCENT OF TOTAL
                     SELLING SECURITYHOLDERS                              OF DEBENTURES OWNED              OUTSTANDING DEBENTURES
                     -----------------------                              -------------------              ----------------------

          Allstate Insurance Company                                          $1,500,000                            2.00%

          Argent Classic Convertible Arbitrage Fund                           $2,000,000                            2.67%

          Argent Classic Convertible Arbitrage Fund, L.P.                     $1,000,000                            1.33%

          Arkansas PERS                                                       $1,200,000                            1.60%

          Associated Electric & Gas Insurance Services Ltd.                     $250,000                              *

          Bear Stearns & Co., Inc.                                              $937,000                            1.25%

          Bond Fund Series--Oppenheimer Bond Fund for Growth                  $4,000,000                            5.33%

          Catholic Mutual Relief Society of America                             $300,000                              *

          Commonwealth Life Insurance--Stock TRAC (TEAMSTERS I)               $1,000,000                            1.33%

          Declaration of Trust for the Defined Benefit Plan of
          ICI American Holdings Inc.  (1)                                       $680,000                              *

          Declaration of Trust for the Defined Benefit Plan of
          ZENECA Holdings Inc.  (2)                                             $470,000                              *

          Delaware PERS                                                       $1,075,000                            1.43%

          Delaware State Employees Retirement Fund (3)                        $2,230,000                            2.97%

          Donaldson, Lufkin & Jenrette Sec. Corp.                             $1,225,000                            1.63%

          1st Source Bank                                                       $800,000                              *

          Forest Fulcrum Fund L.P.                                              $600,000                              *

          Forest Global Convert Fund Ser A-5                                    $550,000                              *

          Forest Global Convert Fund Ser B-2                                     $50,000                              *

          Forest Global Convert Fund Ser B-3                                     $25,000                              *

          Forest Global Covert Fund Ser B-5                                      $75,000                              *

          Fox Family Foundation                                                  $50,000                              *

          Fox Family Portfolio Partnership                                      $125,000                              *

          General Motors Employees Domestic Group Trust  (4)                  $7,850,000                            10.5%

          HBK Finance L.P.  (5)                                               $2,109,000                            2.81%

          HBK Securities Ltd  (6)                                             $2,341,000                            3.12%

          Hillside Capital Incorporated Corporate Account  (7)                  $200,000                              *

          Highbridge Capital Corporation  (8)                                 $2,000,000                            2.67%

          ICI American Holdings Trust                                           $450,000                              *

          HSBC Securities                                                     $1,200,000                            1.60%

          JMG Convertible Investment                                            $250,000                              *

          Lincoln National Convertible Securities Fund                        $2,270,000                            3.01%

          LLT Limited  (9)                                                       $25,000                              *

          Lincoln National Life Insurance                                     $2,695,000                            3.59%

          Maril & Co.                                                           $500,000                              *

          NALCO Chemical Retirement Trust                                       $200,000                              *

          New York Life Separate A/C #7 (10)                                  $1,000,000                            1.33%

          Offshore Strategies LTD                                               $500,000                              *

          Paloma Securities L.L.C.                                              $600,000                              *

          Public Employees' Retirement Association of Colorado                  $750,000                            1.00%

          Silverton International Fund Limited                                  $400,000                              *

          Southport Partners International LTD                                  $250,000                              *

          Starvest Discretionary                                                $300,000                              *

          State of Oregon Equity                                              $4,625,000                            6.17%

          Summer Hill Global Partners, L.P.  (11)                                $50,000                              *

          Tennessee Consolidated Retirement System                            $2,000,000                            2.67%

          The Brown & Williamson Retirement Trust  (12)                         $300,000                              *

          The J.W. McConnell Family Foundation  (13)                            $420,000                              *

          The MainStay Funds on behalf of its Convertible Fund series  (14)   $1,200,000                            1.60%

          Thebes Ltd.  (15)                                                     $500,000                              *

          Thermo Electron Balanced Investment Fund (16)                         $600,000                              *

          United National Insurance                                             $105,000                              *

          Van Kampen American Capital Convertible Securities Fund (17)          $640,000                              *

          Van Kampen American Capital Harbor Fund (17)                        $3,360,000                            4.48%

          Walker Art Center                                                     $260,000                              *

          Weirton Trust                                                         $670,000                              *

          Zazove Convertible Fund, L.P.                                         $600,000                              *

          ZENECA Holdings Pension Trust                                         $450,000                              *



*          Less than one percent.


(1) Sole voting and investment power is held by Pecks Management Partners Ltd., which acts as investment advisor to Declaration of Trust for the Defined Benefit Plan of ICI American Holdings Inc.

(2) Sole voting and investment power is held by Pecks Management Partners Ltd., which acts as investment advisor to Declaration of Trust for the Defined Benefit Plan of ZENECA Holdings Inc.

(3) Sole voting and investment power is held by Pecks Management Partners Ltd., which acts as investment advisor to Delaware State Employees Retirement Fund.

(4) Sole voting and investment power is held by Pecks Management Partners Ltd., which acts as investment advisor to General Motors Employees Domestic Group Trust.

(5) Voting and investment power is shared with HBK Investments LP, which acts as investment manager to HBK Finance L.P.

(6) Sole voting and investment power is held by HBK Investments LP, which acts as investment manager to HBK Securities Ltd.

(7) Sole voting and investment power is held by Pecks Management Partners Ltd., which acts as investment advisor to Hillside Capital Incorporated Corporate Account.

(8) Voting and investment power is shared with Hybridge Capital Management, Inc., trading manager of Hybridge Capital Corporation.

(9)        Investment power is shared with Forest Investment Management, L.P.

(10) Voting and investment power is shared with MacKay-Shields Financial Corporation, which acts as investment advisor for New York Life Separate A/C #7.

(11) Sole voting and investment power is held by Pecks Management Partners Ltd., which acts as investment advisor to Summer Hill Global Partners, L.P.

(12) Voting and investment power is shared with MacKay-Shields Financial Corporation, which acts as investment advisor for The Brown & Williamson Retirement Trust.

(13) Sole voting and investment power is held by Pecks Management Partners Ltd., which acts as investment advisor to The J.W. McConnell Family Foundation.

(14) Voting and investment power is shared with MacKay-Shields Financial Corporation, which acts as investment advisor for The MainStay Funds on behalf of its Convertible Fund series.

(15) Thebes Ltd. is a sole partnership owned by Mary Pappajohn, the spouse of John Pappajohn, a director of the Company. Mr. Pappajohn disclaims beneficial ownership of these securities.

(16) Sole voting and investment power is held by Pecks Management Partners Ltd., which acts as investment advisor to Thermo Electron Balanced Investment Fund.

(17) Voting and investment power is shared with Van Kampen American Capital Asset Management, Inc., which acts as investment advisor for the fund.


           Unless otherwise indicated, none of the Selling Securityholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the Selling Securityholders may, pursuant to this Prospectus, offer all or some portion of the Debentures or the Conversion Shares, no estimate can be given as to the amount of the Debentures or the Conversion Shares that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Debentures, in transactions exempt from the registration requirements of the Securities Act, since the date on which they provided the information regarding their Debentures. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

           The Debentures and the Conversion Shares are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this Prospectus. The Company has agreed, among other things, to bear all fees and expenses incident to its obligation to register the Debentures and the Conversion Shares.

           The Company will not receive any of the proceeds from the offering of Debentures and the Conversion Shares by the Selling Securityholders. The Company has been advised by the Selling Securityholders that the Selling Securityholders may sell all or a portion of the Debentures and Conversion Shares beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Securityholders may from time to time offer the Debentures or Conversion Shares beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the Debentures or Conversion Shares for whom they may act as agent. The aggregate proceeds to the Selling Securityholders from the sale of the Debentures or Conversion Shares offered by them hereby will be the purchase price of such Debentures or Conversion Shares less discounts and commissions, if any.

           From time to time, the Selling Securityholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Conversion Shares in connection therewith. From time to time, Selling Securityholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Securityholder, the broker may offer and sell the pledged shares of Common Stock from time to time.

           The Debentures and the Conversion Shares may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

           The outstanding Common Stock is listed for trading on Nasdaq and the Conversion Shares have been approved for quotation on Nasdaq. The Initial Purchasers have advised the Company that they are making and currently intend to continue making a market in the Debentures. They are not obligated to do so, however, and any such market making may be discontinued at any time without notice, in the sole discretion of the Initial Purchasers. The Company does not intend to apply for listing of the Debentures on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity of any trading market that may develop for the Debentures. See "Risk Factors -- Absence of Public Market; Transfer Restrictions."

           In order to comply with the securities laws of certain states, if applicable, the Debentures and Conversion Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.
 In addition, in certain states the Debentures and Conversion Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

           The Selling Securityholders and any broker and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Debentures of the Conversion Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Debentures or the Conversion Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

           In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this Prospectus. There is no assurance that any Selling Securityholder will sell any or all of the Debentures or Conversion Shares described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.

           The Debentures were originally sold to Smith Barney, Inc., Credit Suisse First Boston Corporation and Lehman Brothers Inc. in October 1997 in a private placement. The Company agreed to indemnify and hold Smith Barney, Inc., Credit Suisse First Boston Corporation and Lehman Brothers Inc. harmless against certain liabilities under the Securities Act that could arise in connection with the initial sale of the Debentures. The Company and the Selling Securityholders are obligated to indemnify each other against certain liabilities arising under the Securities Act.

           The Company will use its best efforts to cause the registration statement to which this Prospectus relates to be declared effective on or prior to 120 days after the Closing Date and to keep such registration statement effective for a period ending two years from the Closing Date or such shorter period that will terminate when no security covered by such registration statement remains a Transfer Restricted Security. The Company is permitted to prohibit offers and sales of Transfer Restricted Securities pursuant to this Prospectus under certain circumstances and subject to certain conditions. Expenses of preparing and filing the registration statement and all post-effective amendments will be borne by the Company.

                                  LEGAL MATTERS

           The validity of the Debentures and the Conversion Shares will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Washington, D.C.

                                     EXPERTS

           The consolidated financial statements of the Company as of December 31, 1995 and 1996, for each of the three years in the period ended December 31, 1996, and for the period June 9, 1998 (inception) to December 31, 1996, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

           The consolidated financial statements of Clonmel Healthcare Ltd. as of December 31, 1995 and 1996 and for the years then ended, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of KPMG, independent accountants, given on the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------

           NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING SECURITYHOLDER.
NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE AS OF WHICH SUCH INFORMATION IS GIVEN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                        -----------------

                        TABLE OF CONTENTS

                                                         Page

Available Information...................................
Incorporation of Certain
  Information by Reference..............................
Prospectus Summary......................................
Risk Factors............................................
Recent Developments.....................................
Ratio of Earnings to Fixed Charges......................
Use of Proceeds.........................................
Business................................................
Description of the Debentures...........................
Certain Federal Income Tax Considerations...............
Selling Securityholders.................................
Plan of Distribution....................................
Legal Matters...........................................
Experts.................................................

====================================================================



--------------------------------------------------------------------


                                  $75,000,000


                             FUISZ TECHNOLOGIES LTD.


                                 7% CONVERTIBLE
                                  SUBORDINATED
                                   DEBENTURES
                                    DUE 2004

                                      AND


                             SHARES OF COMMON STOCK
                            ISSUABLE UPON CONVERSION
                                    THEREOF

                                  ------------

                                   PROSPECTUS

                                  ------------



                               NOVEMBER 25, 1997

====================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

           The following table sets forth all expenses payable by the Company in connection with the offering of the Debentures and the Conversion Shares being registered, other than discounts and commissions. The Selling Securityholders will not share any portion of these expenses.



Registration Fee..............................................          $ 22,727.27
Nasdaq Fee....................................................            17,500.00
Printing Expenses.............................................            10,000.00
Legal Fees and Expenses.......................................            30,000.00
Accounting Fees and Expenses..................................            10,000.00
Transfer Agent and Registrar Fees.............................             5,000.00
Miscellaneous.................................................             5,000.00
                                                                        -----------
           Total..............................................          $100,227.27
                                                                        ===========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

           The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Company's Certificate of Incorporation also contains provisions requiring the Company to indemnify its directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

ITEM 16.  EXHIBITS

           The following exhibits are filed herewith or incorporated by reference:

          EXHIBIT                                               DESCRIPTION OF
          NUMBER                                                    EXHIBIT
          ------                                                    -------

           4.1*                                Specimen Common Stock Certificate.
           4.2                                 Indenture, dated as of October 17, 1997, between the
                                               Company and The Bank of New York.
           4.3                                 Registration  Rights Agreement, dated as of
                                               October 22, 1997, by and among the Company, Smith
                                               Barney Inc., Credit Suisse
                                               First Boston Corporation and Lehman Brothers, Inc.
           5.1                                 Opinion of Gibson, Dunn & Crutcher LLP as to
                                               legality of the Debentures and Common Stock
                                               registered hereby.
           12.1                                Computation of Ratio of Earnings to Fixed Charges.
           23.1                                Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
           23.2                                Consent of Coopers & Lybrand L.L.P.
           23.3                                Consent of KPMG
           25.1                                Statement of Eligibility of Trustee under the Trust
                                               Indenture Act of 1939 on Form T-1.
           25.2**                              Power of Attorney

           * Previously filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-3194), filed with the SEC on April 3, 1996, incorporated herein by reference.

           **         Contained on signature page hereto.

ITEM 17.  UNDERTAKINGS

           The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

           provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

           The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chantilly, Commonwealth of Virginia.

                             FUISZ TECHNOLOGIES LTD.

                             By:    /s/  Richard C. Fuisz, M.D.
                                   ----------------------------------------
                                   Richard C. Fuisz, M.D.
                                   Chairman of the Board of Directors

           KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard C. Fuisz, Kenneth W. McVey and Patrick D. Scrivens, and each of them, his attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may do or cause to be done by virtue hereof.

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                   SIGNATURE                                               TITLE                                        DATE
                   ---------                                               -----                                        ----

     /s/  Richard C. Fuisz, M.D.                  Chairman of the Board of Directors                              November 25, 1997
     -------------------------------
     Richard C. Fuisz. M.D.

     /s/  Kenneth W. McVey                        President, Chief Executive Officer of the Company and           November 25, 1997
     -------------------------------              Director (Principal Executive Officer)
     Kenneth W. McVey

     /s/  Patrick D. Scrivens                     Executive Vice President, Chief Financial Officer,              November 25, 1997
     -------------------------------              Assistant Secretary and Treasurer (Principal Financial
     Patrick D. Scrivens                          Officer)

     /s/  Lars G. Okeson                          Controller (Principal Accounting Officer)                       November 25, 1997
     -------------------------------
     Lars G. Okeson

     /s/  John R. Fuisz                           Director                                                        November 25, 1997
     -------------------------------
     John R. Fuisz

     /s/  Antone J. Lazos                         Director                                                        November 25, 1997
     -------------------------------
     Antone J. Lazos

     /s/  Donald E. O'Neill                       Director                                                        November 25, 1997
     -------------------------------
     Donald E. O'Neill

     /s/  John Pappajohn                          Director                                                        November 25, 1997
     -------------------------------
     John Pappajohn

     /s/  Fredrik C. Schreuder                    Director                                                        November 25, 1997
     -------------------------------
     Fredrik C. Schreuder

     /s/  Daniel Tierney
     -------------------------------              Director                                                        November 25, 1997
     Daniel Tierney



                                  EXHIBIT INDEX


EXHIBIT                                      DESCRIPTION OF                                          SEQUENTIALLY
NUMBER                                          EXHIBIT                                             NUMBERED PAGE
------                                          -------                                             -------------
4.2                  Indenture, dated as of October 17, 1997, between the Company and The Bank of New York.
4.3                  Registration Right's Agreement, dated as of October 22, 1997, by and among the Company, Smith Barney Inc., Credit Suisse
                     First Boston Corporation and Lehman Brothers Inc.
5.1                  Opinion of Gibson, Dunn & Crutcher LLP as to legality of the
                     Debentures and Common Stock registered hereby.
12.1                 Computation of Ratio of Earnings to Fixed Charges.
23.1                 Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
23.2                 Consent of Coopers & Lybrand L.L.P.
23.3                 Consent of KPMG.
25.1                 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939 on Form T-1.
25.2                 Power of Attorney.*                                                                    *

  *         Contained on the signature page hereto.